U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of August 2006

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1. Press release dated August 10, 2006, relating to the announcement of earnings results for the second quarter 2006.

2. Earnings report for the first-half of the fiscal year ending December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	August 10, 2006	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Operating Officer, Chief Financial Officer and Executive Vice President

Trend Micro Reports Second Quarter Results

All regions achieve double-digit growth; sales in small and medium business sector highlight quarter

Tokyo, Japan – August 10, 2006 – Trend Micro, Inc. (TSE: 4704, NASDAQ: TMIC), a leader in network antivirus and Internet content security software and services, today announced earnings results for the second quarter 2006.

Trend Micro posted consolidated net sales of 20.08 billion Yen (or US $174.98 million, 114.75 JPY = 1USD), operating income of 5.37 billion Yen (or US $46.81 million) and net income of 3.04 billion Yen (or US $26.52 million) for the second quarter 2006. These figures reflect an increase of 17% in net sales compared with the same period in the previous year. Operating income was down 2% from the same quarter in the previous year.

Following the revision of its deferred revenues, the company still continued to see steady growth around the world, with each of its regions achieving double-digit revenue growth during the second quarter of 2006. North American operations experienced 18 percent revenue growth year-on-year; Europe, Middle East and Africa (EMEA) experienced 15 percent growth; Japan 14 percent, and the Asia-Pacific region a 13 percent year-over-year increase in revenue. Continued, solid growth in the company’s small and medium business solutions and consumer business helped boost worldwide revenue with 22 and 21 percent year-on-year increases respectively.

“In the second quarter of 2006, we continue to benefit from solid growth in strategic markets such as North America. We are also very pleased with the growth we have sustained in areas such as the small and medium-sized business sector.” said Eva Chen, CEO of Trend Micro. “We believe the commitment we have to protecting our customers’ digital assets from malicious attacks through security solutions designed to fit the specific needs of the different types of customers we serve, will help enable long-term enduring growth.”

Based on information currently available to the company, consolidated net sales for the third quarter ending September 30, 2006 is expected to be 20.50 billion Yen (or US $178.26 million, based on an exchange rate of 115 JPY = 1USD). Operating income and net income are expected to be 6.00 billion Yen (or US $52.17 million) and 3.30 billion Yen (or US $28.70 million), respectively.

Second Quarter Business Highlights

Products and Innovation

Trend Micro introduced the following products in the second quarter 2006: Email Security Services – Trend Micro launched a managed email service for Small and Medium-sized businesses in May 2006, available initially in North America and Australia. This service protects a small and medium business network and infrastructure by stopping threats before they reach the customer’s gateway.

Trend Micro PC-cillin Internet Security for Microsoft Vista Beta Customers - offers Windows Vista customers advanced features, beyond standard antivirus and firewall protection, helping to safeguard PCs from new emerging threats like phishing attacks, network viruses, spam, Wi-Fi intrusions and spyware programs.

Corporate and Business Highlights

By the end of the second quarter, Trend Micro HouseCall, the malware scanning service recorded the 100-millionth malware infection of 2006. The web-based solution is designed to scan a PC for a wide range of Internet security threats including viruses, worms, Trojans, and spyware

In April, Trend Micro announced an extension to its agreement with Microsoft Corporation, to provide antivirus scanning to MSN Hotmail customers.

Dave Rand, CTO for Trend Micro Internet Content Security, addressed the Messaging Anti-Abuse Working Group General Meeting in June, where he presented validation that botnets are now the primary source of spam.

The creation of 100 new jobs was announced at the Trend Micro Operations Centre in Cork, Ireland. The central office provides a shared service and serves as the support centre for customers throughout Europe, Middle East and Africa.

New customers and new business in the second quarter included:

Sogique in Canada, Okuma in North America, Koscom and Hanjin Shipping in Korea, Beijing Mobile, Guangdong Telecom, The People’s Bank of China and Sinopec (China Petroleum & Chemical Corporation) in China.

Notice Regarding Forward-looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

• Difficulties in addressing new virus and other computer security problems

• Timing of new product introductions and lack of market acceptance for our new products

• The level of continuing demand for, and timing of sales of, our existing products

• Rapid technological change within the antivirus software industry

• Changes in customer needs for antivirus software

• Existing products and new product introductions by our competitors and the pricing of those products

• Declining prices for products and services

• The effect of future acquisitions on our financial condition and results of operations

• The effect of adverse economic trends on our principal markets

• The effect of foreign exchange fluctuations on our results of operations

• An increase in the incidence of product returns

• The potential lack of attractive investment targets and

• Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements. For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro, Inc.

Trend Micro Incorporated is a pioneer in secure content and threat management. Founded in 1988, Trend Micro provides individuals and organizations of all sizes with award-winning security software, hardware and services. With headquarters in Tokyo and operations in more than 30 countries, Trend Micro solutions are sold through corporate and value-added resellers and service providers worldwide. For additional information and evaluation copies of Trend Micro products and services, visit our Web site at www.trendmicro.com.

# # #

Trend Micro, the t-ball logo, OfficeScan, PC-cillin, and VirusWall are trademarks or registered trademarks of Trend Micro Incorporated. TrendLabs is a service mark of

Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp

Supplementary Information

(1) CONSOLIDATED BALANCE SHEETS

(Thousands of yen)

Account	June 30, 2005		June 30, 2006		December 31, 2005
	Amount	%	Amount	%	Amount	%
<Assets>

Current assets:
Cash and cash equivalents	55,797,854		71,118,356		59,612,577
Time deposits	906,397		1,038,871		1,435,293
Marketable securities	14,915,254		22,566,765		22,395,365
Notes and accounts receivable, trade
–less allowance for doubtful accounts of
-June 30, 2005 (Yen) 381,428
-June 30, 2006 (Yen) 383,294
and December 31, 2005 (Yen) 282,257
–less sales returns allowance of
-June 30, 2005 (Yen) 695,848
-June 30, 2006 (Yen) 517,796
and December 31, 2005 (Yen) 422,453 in FY2005	13,742,453		15,827,083		19,198,870
Inventories	280,722		496,261		359,897
Deferred income taxes	6,272,727		7,985,215		6,727,229
Prepaid expenses and other current assets	1,457,490		2,603,035		1,925,791

Total current assets	93,372,897	83.7	121,635,586	83.5	111,655,022	84.0

Investments and other assets:
Investment Securities	9,321,151		12,469,433		11,159,428
Investments in and advances to affiliate companies	206,944		297,511		321,569
Software development costs, net	640,578		1,012,239		1,174,691
Other intangibles, net	1,260,470		1,781,019		1,390,434
Goodwill	2,442,109		2,079,121		2,130,179
Deferred income taxes	1,543,222		2,883,907		2,033,488
Other	662,846		751,433		671,800

Total investments and other assets	16,077,320	14.4	21,274,663	14.6	18,881,589	14.2

Property and equipment:
Office furniture and equipment	3,841,551		4,981,586		4,468,891
Other properties	1,349,320		1,830,459		1,539,195

	5,190,871		6,812,045		6,008,086
Less: Accumulated depreciation	(3,094,701)		(4,065,622)		(3,609,473)

Property and equipment, net	2,096,170	1.9	2,746,423	1.9	2,398,613	1.8

Total assets	111,546,387	100.0	145,656,672	100.0	132,935,224	100.0

(Thousands of yen)

	June 30, 2005		June 30, 2006		December 31, 2005
Account	Amount	%	Amount	%	Amount	%
<Liabilities, minority interest and shareholders’ equity>

Current liabilities:
Notes payable, trade	139,895		105,159		118,572
Accounts payable, trade	744,285 7		856,727		794,450
Accounts payable, other	2,970,364		3,476,117		3,208,625
Income taxes withheld	839,157		1,402,864		1,082,302
Accrued expenses	2,886,400		3,340,038		3,138,674
Accrued income and other taxes	4,133,554		8,768,137		5,476,791
Deferred revenue	26,240,519		34,425,100		31,506,315
Other	781,518		530,104		895,088

Total current liabilities	38,735,692	34.7	52,904,246	36.3	46,220,817	34.8

Long-term liabilities:
Deferred revenue, less current portion	3,425,101		5,281,248		3,874,936
Accrued pension and severance costs	767,945		930,540		889,774
Other	64,108		70,095		82,056

Total long-term liabilities	4,257,154	3.8	6,281,883	4.3	4,846,766	3.6

Minority interest	4,613	0.0	5,572	0.0	4,531	0.0

Shareholders’ equity:
Common stock
Authorized
-June 30, 2005 250,000,000 shares
-June 30, 2006 250,000,000 shares
-December 31, 2005 250,000,000 shares (no par value)
Issued
-June 30, 2005 136,051,155 shares	11,803,201
-June 30, 2006 137,179,504 shares			13,294,144
-December 31, 2005 136,603,725 shares					12,484,849
Additional paid-in capital	18,035,675		21,928,873		18,572,063
Retained earnings	45,829,022		56,424,662		55,971,955
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt and equity securities	(2,654)		827,108		657,885
Cumulative foreign currency translation adjustments	230,810		1,431,551		1,459,600

	228,156		2,258,659		2,117,485

Treasury stock, at cost
-June 30, 2005 2,545,688 shares	(7,347,126)
-June 30, 2006 2,536,949 shares			(7,441,367)
-December 31, 2005 2,513,231 shares					(7,283,242)

Total shareholders’ equity	68,548,928	61.5	86,464,971	59.4	81,863,110	61.6

Total liabilities, minority interest and shareholders’ equity	111,546,387	100.0	145,656,672	100.0	132,935,224	100.0

(2) CONSOLIDATED STATEMENTS OF INCOME

(Thousands of yen)

	For the six months ended June 30,2005		For the six months ended June 30,2006		For the year ended December 31,2005
Account	Amount	%	Amount	%	Amount	%
Net sales	34,489,740	100.0	40,673,427	100.0	73,029,901	100.0
Cost of sales:
Amortization of capitalized software and materials	1,191,244		1,796,469		2,598,603
Maintenance	694,846		1,699,983		1,671,320
Customer support	3,190,146		4,009,038		6,857,901

Total cost of sales	5,076,236	14.7	7,505,490	18.5	11,127,824	15.2

Operating expenses:
Selling	10,338,819		13,150,894		20,944,484
Research and development	2,196,929		2,373,496		4,395,207
General and administrative	4,106,616		3,926,186		8,990,611

Total operating expenses	16,642,364	48.3	19,450,576	47.8	34,330,302	47.0

Operating income	12,771,140	37.0	13,717,361	33.7	27,571,775	37.8

Other income (expenses):
Interest income	326,282		707,821		836,910
Interest expense	(2,241)		(7,826)		(3,709)
Gain (loss) on sales of marketable securities	20,534		73,829		370,326
Foreign exchange gain (loss), net	197,132		(127,425)		327,257
Other income (expense), net	2,897		(135,134)		5,741

Total other income (expenses)	544,604	1.6	511,265	1.3	1,536,525	2.1

Net income before income taxes	13,315,744	38.6	14,228,626	35.0	29,108,300	39.9

Income taxes:
Current	4,698,548		8,361,670		11,863,127
Deferred	158,283		(2,119,648)		(1,358,568)

	4,856,831	14.1	6,242,022	15.3	10,504,559	14.4

Income before minority interest and equity in earnings of affiliated companies	8,458,913	24.5	7,986,604	19.7	18,603,741	25.5
Minority interest in income of consolidated subsidiaries	(420)	0.0	(574)	0.0	(338)	0.0
Equity in earnings of affiliated companies	31,663	0.1	10,942	0.0	66,551	0.1

Net income	8,490,156	24.6	7,996,972	19.7	18,669,954	25.6

	Yen		Yen		Yen
Per share data:

Net income
-Basic	63.67		59.54		139.85
-Diluted	62.71		59.26		137.83

(3) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Thousands of yen)

Account	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
Net income	8,490,156	7,996,972	18,669,954

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during period	(279,612)	465,352	1,375,136
Less reclassification adjustment for (gains) losses included in net income	(186,353)	(168,404)	(704,199)

	(465,965)	296,948	670,937
Foreign currency translation adjustments	837,273	(28,049)	2,066,063

Total	371,308	268,899	2,737,000
Income tax (expense) benefit related to unrealized gains (losses) on available-for-sale securities	178,963	(127,725)	(297,400)

Other comprehensive income, net of tax	550,271	141,174	2,439,600

Comprehensive income	9,040,427	8,138,146	21,109,554

(4) CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Thousands of yen)

Account	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
<Common stock>
Balance at beginning of period	11,426,977	12,484,849	11,426,977
Exercise of stock purchase warrants and stock acquisition rights	376,224	809,295	1,057,872

Balance at end of period	11,803,201	13,294,144	12,484,849

<Additional paid-in capital>
Balance at beginning of period	17,359,335	18,572,063	17,359,335
Tax benefit from exercise of non-qualified stock warrants	300,271	125,689	155,323
Tax expense derived from gain on elimination of stock purchase warrants related to stock option plan	—	(59,091)	—
Stock option compensation expense	—	2,481,126	—
Exercise of stock purchase warrants and stock acquisition rights	376,069	809,086	1,057,405

Balance at end of period	18,035,675	21,928,873	18,572,063

<Retained earnings>
Balance at beginning of period	42,165,026	55,971,955	42,165,026
Net income	8,490,156	7,996,972	18,669,954
Stock issue costs, net of tax	(1,829)	(3,178)	(3,519)
Cash dividends	(4,794,028)	(7,509,068)	(4,794,028)
Loss on sales of treasury stock, net of tax	(30,303)	(32,019)	(65,478)

Balance at end of period	45,829,022	56,424,662	55,971,955

<Net unrealized gain (loss) on available-for-sale securities>
Balance at beginning of period	284,348	657,885	284,348
Net change during the period	(287,002)	169,223	373,537

Balance at end of period	(2,654)	827,108	657,885

<Cumulative foreign currency translation adjustments>
Balance at beginning of period	(606,463)	1,459,600	(606,463)
Aggregate foreign currency translation adjustments for the period	837,273	(28,049)	2,066,063

Balance at end of period	230,810	1,431,551	1,459,600

<Treasury stock, at cost>
Balance at beginning of period	(7,454,463)	(7,283,242)	(7,454,463)
Purchases of treasury stock	(42,631)	(305,817)	(142,062)
Sales of treasury stock	149,968	147,692	313,283

Balance at end of period	(7,347,126)	(7,441,367)	(7,283,242)

Total shareholders’ equity	68,548,928	86,464,971	81,863,110

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of yen)

Account	For the six months ended June 30, 2005	For the sixmonths ended June 30, 2006	For the year ended December 31, 2005
Cash flows from operating activities:
Net income	8,490,156	7,996,972	18,669,954
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	942,777	1,551,957	1,878,050
Pension and severance costs, less payments	91,650	45,400	207,109
Deferred income taxes	158,283	(2,119,648)	(1,358,568)
(Gain) loss on sales of marketable securities	(20,534)	(73,829)	(370,326)
Equity in earnings of affiliated companies	(31,663)	(10,942)	(66,551)
(Gain) loss on sale and disposal of fixed assets	—	3,362	11,585
Stock option compensation expense	—	2,478,850	—
Dividends received from affiliate company	—	28,000	—
Minority interest	420	574	338
Changes in assets and liabilities:
Increase (decrease) in deferred revenue	1,424,155	4,174,075	6,209,680
(Increase) decrease in accounts receivable, net of allowances	1,552,014	3,505,934	(3,567,924)
(Increase) decrease in inventories	(53,076)	(137,610)	(124,971)
Increase (decrease) in notes and accounts payable, trade	(510,190)	33,513	(526,321)
Increase (decrease) in accrued income and other taxes	(3,219,572)	3,221,541	(1,826,959)
(Increase) decrease in other current assets	133,075	(75,518)	(34,426)
Increase (decrease) in accounts payable, other	250,129	143,381	381,414
Increase (decrease) in other current liabilities	321,916	98,858	1,336,703
(Increase) decrease in other assets	5,754	(599,325)	(207,984)
Other	113,694	(287,900)	34,809

Net cash provided by operating activities	9,648,988	19,977,645	20,645,612

Cash flows from investing activities:
Payments for purchases of property and equipment, net	(507,160)	(883,241)	(1,153,193)
Software development cost	(475,129)	(598,687)	(1,446,248)
Payments for purchases of other intangibles	(83,946)	(677,992)	(216,107)
Proceeds from sales and maturities of marketable securities	8,545,586	8,974,014	22,079,575
(Payments for) proceeds from marketable securities maturing within three months, net	784,865	426,035	(189,708)
Payments for purchases of marketable securities and investment securities	(8,241,925)	(10,730,312)	(28,043,534)
Payments for acquisition of business	(2,716,702)	—	(2,716,702)
(Payments for) proceeds from time deposits, net	(523,121)	396,422	(1,052,017)

Net cash used in investing activities	(3,217,532)	(3,093,761)	(12,737,934)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	750,464	1,615,203	2,111,758
Proceeds from sales of treasury stock	119,665	115,672	247,805
Payments for purchase of treasury stock	(42,631)	(305,816)	(142,062)
Tax benefit from exercise of non-qualified stock warrants	300,271	125,689	155,322
Tax expense derived from gain on elimination stock purchase warrants related to stock option plan	—	(59,091)	—
Capital contributions from minority shareholders	4,193	—	4,193
Dividends paid	(4,766,610)	(7,489,966)	(4,782,764)

Net cash used in financing activities	(3,634,648)	(5,998,309)	(2,405,748)

Effect of exchange rate changes on cash and cash equivalents	92,689	620,204	1,202,290

Net increase in cash and cash equivalents	2,889,497	11,505,779	6,704,220
Cash and cash equivalents at beginning of period	52,908,357	59,612,577	52,908,357

Cash and cash equivalents at end of period	55,797,854	71,118,356	59,612,577

Supplementary information of cash flows:
Payments for interest	2,241	7,995	3,709
Payments for income taxes	7,350,227	3,603,882	13,109,985

August 10, 2006

Report of First–Half Year Results (Consolidated)

For Fiscal Year Ending December 31, 2006

[ Prepared in accordance with US GAAP ]

Company:	Trend Micro Incorporated	Tokyo Stock Exchange 1st Section
Code:	4704	Location : Tokyo
(URL http://www.trendmicro.co.jp/)

Representative:	Title	Representative Director and Chief Executive Officer
	Name	Eva Chen

Contact:	Title	Representative Director (Chief Operating Officer and Chief Financial Officer)
	Name	Mahendra Negi	(Phone: +81-3-5334-4899)

Date of the board of directors meeting authorizing the first-half year results:			August 10, 2006

1. Financial Highlights for the first half of FY 2006 (January 1, 2006 through June 30, 2006)

(All figures except for per share information are rounded to millions of yen.)

(1) Consolidated Results of Operations

	Net sales	Growth rate	Operating income	Growth rate	Net income before tax	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
The first half of FY 2006	40,673	17.9	13,717	7.4	14,229	6.9
The first half of FY 2005	34,490	21.2	12,771	12.2	13,316	15.5

FY 2005 (annual)	73,030		27,572		29,108

	Net income	Growth rate	Net income per share (basic)	Net income per share (diluted)
	Millions of yen	%	Yen	Yen
The first half of FY 2006	7,997	(5.8)	59.54	59.26
The first half of FY 2005	8,490	21.8	63.67	62.71

FY 2005 (annual)	18,670		139.85	137.83

(Note)	1. Equity in earnings of affiliated companies: 11 million yen (32 million yen in the first half of FY 2005, 67 million yen in FY 2005)

2. The Company made no changes in accounting principle that had a material effect on the financial position, results of operations, and cash flows during the current period.

3. Weighted average number of common shares outstanding: 134,323,039 shares (133,341,012 shares in the first half of FY 2005, 133,498,438 shares in FY 2005)

4. The percentages for net sales, operating income, net income before tax and net income represent a change from the corresponding financial figures for the first half of prior fiscal year.

(2) Consolidated Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
As of	Millions of yen	Millions of yen	%	Yen
June 30, 2006	145,657	86,465	59.4	642.18
June 30, 2005	111,546	68,549	61.5	513.45

December 31, 2005	132,935	81,863	61.6	610.51

(Note) Number of common shares outstanding : 134,642,555 shares

(133,505,467 shares as of June 30, 2005, 134,090,494 shares as of December 31, 2005)

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Ending balance of cash and cash equivalents
As of	Millions of yen	Millions of yen	Millions of yen	Millions of yen
June 30, 2006	19,978	(3,094)	(5,998)	71,118
June 30, 2005	9,649	(3,218)	(3,635)	55,798

December 31, 2005	20,646	(12,738)	(2,406)	59,613

(4) Basis of consolidation and application of the equity method:

The number of consolidated subsidiaries	19
The number of unconsolidated subsidiaries accounted by equity method	0
The number of affiliated companies	2

(5) Changes in the basis of consolidation and application of the equity method:

The number of additional consolidated subsidiaries	0
The number of excluded consolidated subsidiaries	1
The number of additional consolidated affiliated companies	0
The number of excluded consolidated affiliated companies	0

2. Projected consolidated earnings

Projected earnings for the next quarter (July 1, 2006 through September 30, 2006)

	Net sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
3rd Qtr	20,500	6,000	3,300

In 3rd quarter, the company expected that (Yen) 1,244 millions of Stock option cost will be incurred as part of “Cost of sales” and “Operating expense”.

(Note) Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make a highly reliable projection figures on a yearly basis. We, therefore, have decided to announce the earnings on a quarterly basis in the fiscal year ending in December 2006 as well as earnings projection of the succeeding quarter.

When we find through our calculation conducted from time to time that the net sales will fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision to the earnings projection.

Attachment to the Report

1. Condition of corporate group

Trend Micro Group consists of Trend Micro Inc. (Japan) and its subsidiaries which develop and sell anti-virus products and offer other related services. Affiliated companies are Soft Trend Capital Corporation which manages capital funds to be invested into Internet-related ventures and NetSTAR Inc. which develops and offers URL filtering products.

Products related to anti-virus:

PC client products	LAN server products	Internet server products	All Suite products	Other products

The business functions in Trend Micro Group are described below.

Function	Operating Segment	Main companies
Research and development	Japan	Trend Micro Inc. (Japan)
	North America	Trend Micro Inc. (U.S.A.)
	Europe	Trend Micro Deutschland GmbH (Germany)
Trend Micro (UK) Limited
	Asia Pacific	Trend Micro Incorporated (Taiwan)
Trend Micro (China) Incorporated
Manufacturing of the Products	Asia Pacific	Trend Micro Incorporated (Taiwan)
Sales of the Products	Japan	Trend Micro Inc. (Japan)
	North America	Trend Micro Inc. (U.S.A.)
	Europe	Trend Micro (EMEA) Limited (Ireland)
Trend Micro Deutschland GmbH (Germany)
Trend Micro Italy S.r.l.
Trend Micro France SA
Trend Micro (UK) Limited
	Asia Pacific	Trend Micro Incorporated (Taiwan)
Trend Micro Korea Inc.
Trend Micro Australia Pty. Ltd.
Trend Micro Hong Kong Limited (China)
Trend Micro (China) Incorporated
	Latin America	Trend Micro do Brasil Ltda.
Trend Micro Latinoamerica S.A. de C.V. (Mexico)
Back office	Europe	Trend Micro (EMEA) Limited (Ireland)
	Latin America	Servicentro TMLA S.A. de C.V. (Mexico)

In addition, Trend Micro Inc. (Japan) owns software copyrights and receives from its overseas subsidiaries royalties based on the respective sales of products by such subsidiaries.

(Note) All Subsidiaries are consolidated

2. Management Policy and Business Performance

MANAGEMENT POLICY

(1). BASIC POLICY OF MANAGEMENT

Our Vision:	To create a world safe for exchanging digital information.

Our Mission:	We ensure digital operational continuity against unpredictable threats.

Computer networks, mainly linked to the internet have already become a global infrastructure, as lifelines of the information society regardless of individual, business or national border. In the information society which is flooded with vast amounts of information, the computer network systems are used as communication methods comparable to telephones and faxes and as means to improve and rationalize business process at companies in recent years, and the systems play a roll in improving productivity and efficiency. Today many companies and individuals are being connected via the internet and it has produced various working styles, such as small offices and home offices, which enables employees to work at remote locations and business forms which establish data management operation and customer support operation, etc. in areas where labor cost is relatively low beyond the confines of country, industry, business form. The diffusion of networks on a global scale has already become the foundation for the global economy with eliminating the geological restrictions of business activities.

In typical homes there are many devices with internet functions and fusion of home appliance and IT is emerging as a result of the diffusions technologies such as IP telephone, broadband high-speed communication technology and wireless communication technology. In-home networks become prevalent and several internet devices are introduced into households, and our daily life is evolving, influenced by the advanced information society.

In this way today’s computer network systems have much impact on the whole society to bring about changes in business forms and individual lifestyles around the world. When we think about the changes of our life from the viewpoint of information, the benefit of worldwide networking cannot be overestimated. Non standardized manufactures as the obstacle digital information exchanges in the past have gradually disappeared, and as a consequence, improvements in compatibility and convenience are achieved. On the other hand, with the disappearance of diversity, the possibility to use vulnerabilities for attacking the whole network system by computer viruses is acknowledged as a problem. With the standardization of the global infrastructure network, the convenience enabled by the internet and the risks associated with it are on two sides of the same coin. Crimes carried out through the manipulation of computer networks, such as phishing, theft of proprietary information and virus incidents, could have significant impact on our daily life and economic activities. Today the threats on the network such as computer viruses, spyware and spam are not the nature that can be predicted beforehand and treated with all possible measures. It seems there is now a requirement for enterprises and individuals to deploy security measures against new network threats and crimes which could increase causing theft of proprietary information, monetary damages, flattening the networks and all the rest around the world.

For such a great responsibility to protect the global infrastructure, we will provide strongly supportive products and services promptly beyond national boundaries for every phase of operations in the network such as vulnerability prevention, risk management, outbreak prevention, timely update of virus/ spyware / spam pattern files, assessment and restoration. We are not only protecting each enterprise and individual users from the threats over the networks without interrupting economic activities but also would like to contribute to the further development of the information society by improving the safety of the whole network system.

(2). BASIC POLICY OF PROFIT SHARING

We intend to continue to return profits to shareholders based on the net profit on a consolidated basis while striving to enhance financial strength and secure internal reserve in order to deal with significantly changing business environment and maintain competitive edge against competitors. As our basic policy about dividend, we plan to pay a year-end dividend on the basis of the dividend ratio of 40% excluding the effect of stock option compensation expenses. We will add stock option expenses back to accounting net income for pay-out calculations.

(3). VIEWS AND POLICIES FOR INVESTMENT UNIT

While we recognize that securing liquidity of our shares is an important issue, we consider the current liquidity is at a satisfactory level. With that background, we have concluded that reducing the investment unit which will incur considerable expense is not necessarily beneficial to all shareholders.

We intend to review in the future the investment unit as needed, taking into consideration the shareholders’ interest and influences to the liquidity of our shares.

(4). TARGET MANAGEMENT INDEX

According to a research institute, the antivirus industry, which we belongs to, is estimated to expand at an annual growth rate of around 15% from 2004 to 2009 (December 2005, IDC, USA). Making the growth rate of our consolidated net sales to exceed the industry average without fail is an important index that tells us whether we can grow up to a leading company which can contribute to customers in the global market as well as the Japanese market or not.

In view of the fact that we have a relatively small amount of investments in physical fixed assets such as manufacturing equipment, have no significant time-lag between accounting profit and loss and cash flows as a characteristics of software companies, and have uncertainty about the long-term forecast of the whole industry which, including our company, has a relatively short history, we set target as operating income margin rate of 35 – 40% at this time.

(5). ISSUES TO DEAL WITH

In the antivirus industry which we belong to, there have been two competitors having higher market shares than ours in the U.S. In addition to this, Microsoft Corporation, a major OS vendor, announced that it has entered into the security market, so we will face a new, big competitor in the near future.

Microsoft Corporation has started the supply of “Windows OneCareTM,” a security service for consumers since May 2006, and also plans to launch “Windows Vista,” a new OS which is said to have an enhanced security function. It also announced that it plans to offer a service called “Forefront Client Security” for corporate users.

It is anticipated that the possibility of their entry into the security market will make the competition in the market more intense.

For such intensification of competition, we are enhancing our wide range of technologies to realize multifaceted security measures against new threats evolving day by day by acquiring InterMute Inc. which provides antispyware technologies and Kelkea Inc. which provides IP filtering and reputation services in 2005.

We, an expert in the antivirus area, have formed several alliances with some of the most respected names in the IT industry including Cisco Systems, Inc. in the U.S., the worldwide leader in networking for the internet. They have been delivering the advanced prevention solution named Cisco Incident Control System (ICS) which contains a part of our antivirus functions into Cisco’s routers, switches and security appliance products starting.

We believe this kind of alliance has important for our products and sales strategies, because it has potential effects from the fusion of competitive products in each other’s fields and the supplement of sales channels between affiliated vendors.

We would like to continue to develop original solutions faster than the competitors by concentrating our business resources and improve our superiority in products and services with advancing product specifications and performance from the viewpoint of customers. At the same time, we will aim at company growth for the future to strength our loyalty for customers with marketing development to be conscious of the customer attributes based on differences in each buying behaviour.

(6). PARENT COMPANY AND OTHER RELATED COMPANIES

Not Applicable

OPERATING RESULTS AND FINANCIAL CONDITION

I. OPERATING RESULTS

(1). REVIEW OF CURRENT PERIOD

	(Unit: million yen)

	Net Sales	Operating income	Net income before tax	Net income
The first half of FY2006	40,673	13,717	14,229		7,997
The first half of FY2005	34,490	12,771	13,316		8,490
Rate of Change	18%	7%	7%	Δ	6%

	(Unit: million yen)

	Net Sales
	The first half of FY2006	The first half of FY2005	Rate of Change (%)
Japan	16,073	14,248	13%
North America	8,836	6,885	28%
Europe	10,021	8,829	14%
Asia and Pacific Reg.	4,436	3,766	18%
Latin America	1,308	763	71%

[Overview of Current Business Performance]

The Japanese economy in this term showed a recovery from its stagnant phase and it has kept an expanding trend. According to the Short-term Economic Survey of Enterprise in Japan (Tankan) announced in July 2006, the capital expenditure programs of very large enterprises in 2006 have a massive year-to-year rise, the highest percentage gain since 1990. Such healthy demand indicates that the sentiment in the enterprise sector that has improved, and creates proactive capital expenditures. At the same time, Consumer Price Index has been increasing continuously for 8 months since the end of 2005. This means that the Japan economy is moderately breaking out of the deflation. Under such a situation, the Bank of Japan has decided to lift its zero-interest rate policy. This is the first time in five years and four months that the Bank of Japan has raised short-term interest rate. The possibility of increase in corporate profit and household income will likely lead to expanded capital investments and consumer spending. It means that economic climate is on a gradual recovery trend. On the other hand, there are still possibilities, that the bear tack again and the already high level of crude oil prices continuing to increase. Those are several causes for concern to let us know that now has not still been a time for optimism.

The global economy is in the same situation. There are concerns not only such as a slowdown of growth due to increasing crude oil prices, the possibility of an increase of the inflationary pressure, and the expansion of global trade imbalances with sharp U.S. economic downturns, but also there is an increased geopolitical risk owing to events such as North Korea’s missile firings, and others.

In the network security industry, the intent of malicious code flying around the web has shifted to the theft of proprietary information and getting concrete gains such as money since last year, both in Japan and overseas.

The number of virus infection damage incidents in this term in Japan was 42,741. This number increased compared to the same period last year (16,197 reports). Although recently Bot attacks (where third parties other than the authorized users take control of machines by remote control, creating a network of infected computers that they use to commit misdeeds) have not been in the news so often, such a new type of threat has been doing a harm to us continuously. On the other hand, the WORM type of malicious code, that is routed through both mail and network, used to be the main method to spread a computer virus, has been reported decreasingly year by year. Now the malicious code, aims to get concrete gains such as money, has still been evolving its method of attack since last year. Also, recently Ransomware, a type of malware used for data kidnapping, an exploit in which the attacker encrypts the victim’s data and demands payment for the decryption key, has often been reported overseas. The trend of damage diversification and networking brought by the malicious codes has been progressing and its damage costs associated with the fraud and identity theft will also become enormous. Such a threat trend has been becoming prominent since last year, and it will further accelerate in the future continuously.

Under such environment, our group’s business conditions are as follows:

First of all, in Japan, the virus which abuses Winny and Share, Japanese indigenous peer-to-peer (P2P) file-sharing program with being controversial since 2003, has flourished from the beginning of this year. Such a virus has been creating many sensational headline related to the theft of proprietary information. In addition, the demand for the security products continues to increase to the SMB market since the full enforcement of the personal information protection law from April 2005. Moreover, our flagship personal product “Virus Buster”, called “PC-Cillin” outside of Japan, has still seen healthy growth with the demand of personal users based on their strong awareness to protect against the theft of individual property helping to boost Japan revenue. In those results, the amount of sales for this period in Japan was 16,073 million yen (13% increase from the same period in previous year).

In the North American region, under the situation that the Fed stopping soon based on both 2 points; increasing inflationary pressure caused by high oil price and US economy recession caused by growing rates and slowing housing market, the consumer market in which we had implemented reinforcement measures of sales channels since last year showed a substantial increase. Also, the security demands for especially the small companies in SMB business market increased. The sales for this period in the area came to 8,836 million yen (28% increase from the previous period).

In the European region, the European Central Bank (ECB) has been reviewed its ultra-low interest policy that had kept with the stagnant economy in the background with raising its interest rate in March 2006 as the second times since the end of 2005 for the first time in recent 5 years and fixed. European’s business economy is on a gradual recovery based on enterprise-driven with the improved employment picture and brisk exports. According to Institute for Economic Research, Munich (IFO), German business sentiment rose in June to its highest level in over 15 years. It is considered that great opportunities such as the 2006 World Cup and incentives to spend before value-added tax’s expires at the beginning of 2007 are increasing. Under these circumstances, sales for the large enterprise market in France and Italy has increased. The sales for this period in the area came to 10,021 million yen (14% increase from the previous period).

In Asia and Pacific regions, although inflationary pressure has concerned as the issue, the economic recovery tone in the background of brisk export stands out. In East Asia, especially mainland China has showed a better-than-expected GDP in this first half of the year. According to such a situation, we have a growth of sales for large enterprise and SMB business market, and also Australia and mainland China have been showing steady performance of sales. The net sales for this period in the regions came to 4,436 million yen (18% increase from the previous period).

At Latin America region, large enterprise business market boosted net sales and its growth rate is the highest in all region for this period. In this region net sales came to 1,308 million yen (71% increase from the previous period).

As a result, the consolidated net sales for this period came to 40,673 million yen (18% increase from the previous period). Meanwhile, operating expenses came to 26,956 million yen (24% increase from the previous period) due to the increases in the expense to deal with stock option expense since 2006 and expanding employee hiring. In spite of 1,766 million of a one time payment (receipt) related to intellectual property usage, the consolidated operating income for this period was 13,717 million yen (7% increase from the same period in previous year) and the consolidated net income for this period was 7,997 million yen (6% decrease from the same period in previous year).

(2). Projection for the Third Quarter of the fiscal year 2006 (from July 1, 2006 to September 30, 2006)

The business environment tends to drastically change over a short term. Consequently, it is difficult to calculate highly reliable values about the projection for the whole fiscal year. Instead, we make it a rule to announce our business forecast for the coming quarter at the time of reporting quarterly results.

In the event the forecast numbers are revised by more than 10% for net sales or 30% for operating income and net income from the last forecast, we will announce a revision to the earnings forecast.

Business forecast for the Third Quarter of FY2006 (July 1 2006 – September 30 2006)

Consolidated net sales	20,500 million yen
Consolidated operating income	6,000 million yen
Consolidated net income	3,300 million yen

In development of the business forecasts the main assumed exchange rates are as follows.

1 US $	115 yen
1 Euro	147 yen

II. FINANCIAL CONDITION

CASH FLOW

		(Unit: million yen)

	The first half of FY 2006		The first half of FY2005		Increase (Decrease)
Cash Flows from Operating Activities		19,978		9,649		10,329
Cash Flows from Investing Activity	Δ	3,094	Δ	3,218		124
Cash Flows from Financing Activity	Δ	5,998	Δ	3,635	Δ	2,363
Effect of Exchange Rate Changes on Cash and Cash Equivalents		620		93		527
Net increase (Decrease) in Cash and Cash Equivalents		11,506		2,889		8,617
Cash and Cash Equivalents at end of period		71,118		55,798		15,320

[Overview of Cash Flow]

For the cash flows from operating activity for this period, cash inflows increased by 10,329 million yen compared with the previous period and the balance was ended with a surplus of 19,978 million yen. This increase in cash inflows is mainly due to a substantial increase in deferred revenue and a substantial increase in accrued income and other taxes in spite of a slight decrease in net income.

For the cash flows from investing activity, cash outflows decreased by 124 million yen compared with the previous period and the balance was ended with a deficit of 3,094 million yen. This decrease in cash outflows is mainly due to an increase in proceeds from sales of marketable securities.

For the cash flows from financing activity, cash outflows increased by 2,363 million yen compared with the previous period and the balance was ended with a deficit of 5,998 million yen. This increase in cash outflows is mainly due to a substantial increase in dividends paid.

Taking these increases and decreases and the effect of exchange rate changes on cash and cash equivalents into account, the cash and cash equivalents at the end of this period was 71,118 million yen and was increased by 15,320 million yen compared with the previous period.

[Trends of Cash Flow Indexes]

	(US GAAP)

	FY2003	FY2004	FY2005	The first half of FY2006
Shareholder’s equity Ratio (%)	54.1	59.2	61.6	59.4
Capital Adequacy Ratio on Market Value Basis (%)	462.2	690.0	449.9	356.8
Debt Redemption Period (years)	0.4	—	—	—
Interest Coverage Ratio	103.3	218.2	5,566.4	2,498.8

	(Japan GAAP)

	FY2001	FY2002
Shareholder’s equity Ratio (%)	47.3	50.0
Capital Adequacy Ratio on Market Value Basis (%)	626.7	360.4
Debt Redemption Period (years)	1.2	0.8
Interest Coverage Ratio	44.2	49.4

Note

Shareholder’s Equity Ratio	:	(Total shareholder’s Equity)/(Total Assets)
Capital Adequacy Ratio on Market Value Basis	:	Total Market Value of Shares)/( Total Assets)
Debt Redemption Period	:	(Interest-bearing Debt)/(Operating Cash Flow)
Interest Coverage Ratio	:	(Operating Cash Flow)/(Interest Payment)

*	All indexes are calculated from the financial statement amounts on a consolidated basis.

*	“Total Market Value of Shares” is calculated as follows; “closing share price at the term end” multiplies by “number of shares issued at the term end “(net of treasury shares).

*	“Operating Cash Flow” is “Net cash flows provided by operating activity” in the consolidated statement of cash flows. “Interest-bearing Debt” is all debts with interest payments among the debts reported in the consolidated balance sheet. “Interest Payment” is the amount of payment for interest expense in the consolidated statement of cash flows

*	With the enforcement of the revision of “Rules on the terms, forms and making method of a consolidated financial statement” in March 2002, the consolidated financial statements have been prepared based on US GAAP from the year ended December 31, 2003.

III. RISK FACTORS

The occurrence of any of the following risks could affect our business, financial condition or results of operations. In such case, the trading price of our shares and the ADSs could decline and you could lose all or part of your investment. Other risks and uncertainties not now known to us or that we think are immaterial may also impair our business.

MAJOR SOFTWARE AND HARDWARE VENDORS MAY INCORPORATE ANTIVIRUS PROTECTION IN THEIR PRODUCT OFFERINGS, WHICH COULD RENDER OUR PRODUCTS OBSOLETE OR UNMARKETABLE.

Major vendors of operating system software and other software such as firewall or e-mail software or computer hardware may decide to enhance or bundle their products with their other products to include antivirus functions. These companies may offer antivirus protection as a standard feature in their products, at minimal or no additional cost to customers. This could render our products obsolete or unmarketable, particularly if antivirus products offered by these vendors were comparable or superior to our products. In addition, even if these vendors’ antivirus products offered fewer functions than our products, or were less effective in detecting and cleaning virus-infected files, customers could still choose them over our products due to lower cost or for any other reasons.

Microsoft Corp., a major operating system vendor, has acquired some security vendors such as GeCAD Software Srl., an antivirus software vendor in Romania. Microsoft Corp. has launched antivirus products or services such as “Windows OneCare™” for consumer users since May 2006. Also they announced that they will have a plan to start the service for enterprise named “Forefront Client Security” in the near future. At this time, we do not know the details of those services or products, but if in fact Microsoft will launch those products or services, and/or, if antivirus functions were to be included in its operating system products, this could have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE GENERATE SUBSTANTIALLY ALL OF OUR SALES FROM A SINGLE PRODUCT LINE, WE ARE VULNERABLE TO DECREASED DEMAND FOR SUCH PRODUCTS.

Unlike software companies with diversified product lines, we derive substantially all of our net sales from licensing and selling antivirus software products. Although we have begun to offer more comprehensive network and internet security and management software and services, we expect antivirus products to continue to account for the largest portion of our net sales for the foreseeable future. If the demand for, or the prices of, antivirus products drop as a result of competition, technological change or other factors such as lower growth or a contraction in the worldwide antivirus software market, this could have a material adverse effect on our business, financial condition and results of operations.

DETERIORATION IN OUR RELATIONSHIP WITH SOFTBANK BB CORP. COULD RESULT IN A DECREASE IN SALES OF OUR PRODUCTS.

We depend on our relationship with SOFTBANK BB (formerly SOFTBANK COMMERCE CORP.), which has played an instrumental role in the development of our business in Japan. SOFTBANK BB also has close relationships with many resellers and systems integrators through which we sell our antivirus software to corporate end users in Japan. An adverse change in our relationship with SOFTBANK BB would result in decreased sales to SOFTBANK BB and could disrupt our relationship with many resellers of our products. This could make it difficult for us to market our products in Japan. Sales to SOFTBANK BB totaled approximately (Yen) 9.2 billion, or 19.1%, of our net sales in fiscal 2003, approximately (Yen) 10.4 billion, or 16.8%, of our net sales in fiscal 2004 and approximately (Yen) 10.6 billion, or 14.5%, of our net sales in fiscal 2005. Because of our dependence on SOFTBANK BB, the price of shares and ADSs could fall as a result of adverse events affecting SOFTBANK BB, even if the events do not relate directly to us.

OUR PRODUCTS MAY BECOME OBSOLETE BECAUSE RAPID TECHNOLOGICAL CHANGE REGULARLY OCCURS IN THE ANTIVIRUS SOFTWARE MARKET.

The antivirus software market is characterized by:

• rapid technological change;

• the proliferation of new and changing computer viruses;

• frequent product introductions and updates; and

• changing customer needs.

These characteristics of our market create significant risks and uncertainties for our business success. For example, our competitors might introduce antivirus products that are technologically superior to our products. Additionally, new software operating system, network system or antivirus software industry standards could emerge. Emerging trends in these systems and standards currently include applications distributed over the Internet and the use of a Web browser to access client-server systems. Our existing products might be incompatible with some or all of such standards. Our business, financial condition and results of operations could materially suffer unless we are able to respond quickly and effectively to these developments.

OUR HARDWARE-BASED PRODUCTS FACE MANUFACTURING AND INVENTORY RISKS.

We rely on a small number of third parties to manufacture some of our hardware-based products, such as the Trend Micro Network VirusWall described in Item 4.B. We expect our reliance on third-party manufacturers to become more important as the number of our hardware-based products increases. Reliance on third-party manufacturers involves a number of risks, including a lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. If any of our third-party manufacturers cannot or will not manufacture our products in required volumes in compliance with environmental and other regulations in the markets we serve, on a cost-effective basis, in a timely manner, or at all, we will have to secure additional manufacturing capacity. The unexpected loss of any of our manufacturers could disrupt our business. Furthermore, our hardware-based products contain critical components supplied by a single or a limited number of third parties. Any significant shortage of components or the failure of the third-party supplier to maintain or enhance these products could lead to cancellation of customer orders or delays in the placement of orders and adversely affect our financial condition and results of operation.

WE MAY NOT GENERATE EXPECTED RESULTS IN STRATEGIC ALLIANCES

Because we are mainly focusing our business on the field of antivirus software and do not offer other security products such as firewalls, we actively pursue strategic alliances with other companies that allow us to provide customers with integrated or other new products and services derived from the alliances. In fiscal year 2004, we began to provide a third party URL filtering solution and have signed contracts with Cisco Systems to integrate network worm and virus outbreak prevention services with Cisco’s products and services. To launch and provide such products and services, we may invest substantial cash and other resources in product developments, marketing promotions and support and maintenance activities. But we may not earn revenue successfully from alliances despite our efforts, and such alliance may be terminated or dissolved by various causes before generating revenue.

WE MAY NOT BE ABLE TO INCREASE OUR MARKET SHARE IN THE U.S. AND EUROPEAN MARKETS BECAUSE OUR COMPETITORS ARE MORE ESTABLISHED THAN WE ARE IN THESE MARKETS.

We believe that our share of the antivirus software market in the U.S. and Europe is significantly smaller relative to the market shares of our principal competitors, despite the growth of our sales in these markets in fiscal 2004 and 2005. Because our competitors are already well-established in these key markets and have greater financial and other resources and brand recognition, we may not be able to compete effectively for market share. If this happens, we may not be able to increase sales or our market share in these markets, which could materially hurt the prospects for growth in our business.

Some of our major competitors have the following advantages over us in the U.S. and European markets:

•	greater name recognition;

•	more diversified product lines;

•	larger customer bases; and

•	significantly greater financial, technical, marketing and other resources.

As a result, as compared to us, our competitors may be able to:

•	better withstand downturns in the antivirus software market and in the computer software market in general;

•	adapt more quickly to new or emerging technologies or changes in customer requirements; or

•	more effectively and profitably market, sell and support their products.

WE MAY SUFFER A LOSS OF SALES AND MARKET SHARE IN OUR CORE JAPANESE MARKET IF OUR COMPETITORS ACHIEVE SUCCESS IN JAPAN.

Our major competitors, McAfee, Inc. and Symantec Corporation, are active in the Japanese antivirus software market and have allocated significant resources to achieve success in the Japanese antivirus software market. Although these competitors currently have smaller shares of the Japanese market than us, each has significantly greater financial, marketing and other resources than we do. Additionally, competition in our core Japanese market could intensify in the future if other competitors emerge. As a result of our competitors’ efforts, we may not be able to maintain our current leading market position in Japan in the future. Also, in order to respond effectively to increased competition, we may be required to devote more of our product development, marketing and other resources to the Japanese market, which could limit our ability to grow in other markets. A material loss of sales and market share in Japan as a result of our competitors’ success could have a material adverse effect on our business, financial condition and results of operations.

BECAUSE WE MAY ACQUIRE COMPANIES TO GROW OUR BUSINESS, FUTURE ACQUISITIONS MAY REDUCE OUR EARNINGS AND RESULT IN INCREASED COSTS IN OUR BUSINESS OPERATIONS.

In a rapidly changing industry, we occasionally review acquisition opportunities. Accordingly, we may seek to expand our business through acquisitions. Unlike some of our major competitors, we have limited experience in acquiring existing businesses. Future acquisitions could result in numerous risks and uncertainties, including:

• our inability to retain customers, suppliers and other important business relationships of an acquired business;

• difficulties in integrating an acquired company into Trend Micro, including the acquired company’s operations, personnel, products and information systems;

• diversion of our management’s attention from other business concerns; and

• adverse effects on our results of operations from acquisition-related charges, impairment of goodwill and purchased technology and possible recognition of impairment charge.

If we make such an acquisition using our stock, our current shareholders’ ownership interests will be diluted. Any of these factors could materially hurt our business, financial condition and results of operations.

For example, in 2000, we acquired ipTrend to start a new business selling a Linux based remotely managed server appliance solution to small and medium sized companies. However, ipTrend performed poorly and was liquidated in December 2001. Due to the liquidation of ipTrend, (Yen) 2.3 billion was booked as goodwill write-off in 2001.

IF HACKERS GAIN UNAUTHORIZED ACCESS TO OUR SYSTEMS, WE COULD SUFFER DISRUPTIONS IN OUR BUSINESS AND LONG-TERM DAMAGE TO OUR REPUTATION.

We may be more susceptible to problems caused by hackers than other software companies. As an antivirus software company that delivers virus protection products over the Internet, hackers specifically target us in order to cause us to transmit computer viruses or interrupt the delivery of our antivirus software monitoring and security services over the internet which could result in further interruptions. We could suffer substantial disruptions in our business and material damage to our reputation which could in turn result in a significant loss of our customers and other important business relationships. We could also incur costs for public relations efforts following attacks by hackers. Hacker activities could also force us to incur substantial costs to fix technical problems or result in hackers gaining access to our proprietary information.

WE FACE NEW RISKS RELATED TO OUR ANTI-SPAM AND ANTI-SPYWARE SOFTWARE PRODUCTS.

Our anti-spam and anti-spyware products may falsely identify emails or programs as unwanted “spam” or “potentially unwanted programs,” or alternatively fail to properly identify unwanted emails or programs, particularly as “spam” emails or spyware are often designed to circumvent anti-spam or spyware products. Parties whose emails or programs are blocked by our products may seek redress against us for labeling them as “spammers” or spyware, or for interfering with their business. In addition, false identification of emails or programs as unwanted “spam” or “potentially unwanted programs” may reduce the adoption of these products.

WE MUST EFFECTIVELY MANAGE OUR GROWTH.

Our business has grown rapidly. This growth has placed, and any future growth would continue to place, a significant strain on our limited personnel, management and other resources. Our ability to manage any future growth in our business will require us to:

• attract, train, retain, motivate and manage new employees successfully;

• effectively integrate new employees into our operations; and

• continue to improve our operational, financial, management and information systems and controls.

If we continue to grow, our management systems currently in place may be inadequate or we may not be able to effectively manage our growth. In particular, we may be unable to:

• provide effective customer service;

• develop and deliver products in a timely manner;

• implement effective financial reporting and control systems; and

• exploit new market opportunities and effectively respond to competitive pressures.

WE SELL OUR PRODUCTS THROUGH INTERMEDIARIES WHO MAY NOT VIGOROUSLY MARKET OUR PRODUCTS, OR MAY RETURN OUR PRODUCTS.

We market substantially all of our products to end users through intermediaries, including distributors, resellers and value-added resellers. Our distributors sell other products that are complementary to, or compete with, our products. While we encourage our distributors to focus on our products, these distributors may give greater priority to products of other suppliers, including competitors’. They may also return the products to us under certain circumstances.

OUR CUSTOMERS MAY CANCEL OR DELAY THEIR PURCHASES OF OUR PRODUCTS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

Our products may be considered to be capital purchases by certain enterprise customers. Capital purchases are often uncertain and, therefore, are canceled or delayed if the customer experiences a downturn in its business prospects or as a result of unfavorable economic conditions. Any cancellation or delay could adversely affect our results of operations.

WEAK FINANCIAL CONDITIONS OF SOME OF OUR DISTRIBUTORS MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

Some of our distributors are experiencing financial difficulties worldwide, which may adversely impact our collection of accounts receivable. We regularly review the collectability and creditworthiness of our distributors to determine an appropriate allowance for doubtful receivables. Our uncollectible accounts could exceed our current or future allowance for doubtful receivables, which would adversely impact our operating results.

OUR RESULTS OF OPERATIONS MAY SUFFER IF WE ARE REQUIRED TO PAY SIGNIFICANT AMOUNTS OF PENALTY PAYMENTS PURSUANT TO THE TERMS OF OUR SERVICE LEVEL AGREEMENTS.

We guarantee a certain quality of product support to our customers through our service level agreements. Pursuant to the terms of these agreements, under some circumstances, we are required to make penalty payments to our customers. For example, if we fail to provide our customers a virus pattern file within two hours of our receipt of a virus from the customer, the terms of the agreement require us to make a penalty payment to the dissatisfied customer which may amount up to 100% of the initial sale price. We have established reserves based on our assumptions and estimates. However, our assumptions and estimates may be wrong and our actual total penalty payments could materially exceed our reserves and adversely affect our results of operations and financial condition.

WE RELY HEAVILY ON OUR MANAGEMENT AND TECHNICAL PERSONNEL, WHO MAY NOT REMAIN WITH US IN THE FUTURE.

We rely, and will continue to rely, on a number of key technical and management employees, including our Chief Executive Officer, Eva Yi-Fen Chen. While we require our employees to sign employment agreements, our employees are generally not otherwise subject to noncompetition covenants. If any of our key employees leave, our business, results of operations and financial condition could suffer.

FLUCTUATIONS IN OUR QUARTERLY FINANCIAL RESULTS COULD CAUSE THE MARKET PRICE FOR OUR SHARES AND OUR ADSs TO BE VOLATILE.

We believe that our quarterly financial results may fluctuate in ways that do not reflect the long-term trend of our future financial performance. It is likely that in some future quarterly periods, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our shares and our ADSs could fall.

Factors which could cause our quarterly financial results to fluctuate include:

• timing of sales of our products and services due to customers’ budgetary constraints, seasonal buying patterns and our promotional activities;

• new product introductions by our competitors;

• significant marketing campaigns, research and development efforts, employee hiring, and other capital expenditures by us to drive the growth of our business;

• changes in customer needs for antivirus software; and

• changes in economic conditions in our major markets.

WEAKNESS IN THE JAPANESE ECONOMY MAY HURT OUR BUSINESS PERFORMANCE BECAUSE JAPAN IS OUR LARGEST MARKET.

While our sales in the US and Europe have increased in recent years, we remain significantly dependent on the Japanese market. Net sales in Japan accounted for approximately 42% of our net sales in fiscal 2003, approximately 41% in fiscal 2004 and approximately 40% in fiscal 2005. In the past three years, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending and lower capital investment by Japanese companies. We believe the sluggish Japanese economy has hindered growth in our net sales during most of the last three fiscal years, although it has shown signs of recovering during the last several months. Because of our dependence on the Japanese market, any deterioration in the condition of the Japanese economy could negatively impact our net sales.

FOREIGN EXCHANGE FLUCTUATIONS COULD LOWER OUR RESULTS OF OPERATIONS BECAUSE WE EARN REVENUES DENOMINATED IN SEVERAL DIFFERENT CURRENCIES.

Our reporting currency is the Japanese yen and the functional currency of each of our subsidiaries is the currency of the country in which the subsidiary is domiciled. However, a significant portion of our revenues and operating expenses is denominated in currencies other than the Japanese yen, primarily the US dollar, euro and the New Taiwan dollar. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transaction or translation gains or losses which could reduce our operating results. These negative effects from currency fluctuations could become more significant if we are successful in increasing our sales in markets outside of Japan. We do not currently engage in currency hedging activities.

BECAUSE OUR BUSINESS DEPENDS SIGNIFICANTLY ON INTELLECTUAL PROPERTY, INFRINGEMENT OF OUR INTELLECTUAL PROPERTY COULD HURT OUR BUSINESS.

Our success depends upon the development of proprietary software technology. We rely on a combination of contractual rights and patent, copyright, trademark and trade secret laws to establish and protect proprietary rights in our software. If we are unable to establish and protect these rights, our competitors may be able to use our intellectual property to compete against us. This could limit our growth and hurt our business. At present, our US consolidated subsidiary holds seven issued US patents and our Taiwan consolidated subsidiary holds four issued US patents. It is possible that no additional patents will be issued to us or any of our subsidiaries. In addition, our issued patents may not prevent other companies from competing with us. We also enter into confidentiality agreements with our employees and license agreements with our customers, and limit access to our proprietary information and its distribution. However, we cannot guarantee that any of these measures will discourage others from misappropriating our technology or independently developing similar technology.

PRODUCT LIABILITY CLAIMS ASSERTED AGAINST US IN THE FUTURE COULD HURT OUR BUSINESS.

Our products are designed to protect customers’ network systems and personal computers from damage caused by computer viruses. As a result, if a customer suffers damage from viruses, the customer could sue us on product liability or related grounds, claim damages for data loss or make other claims. Additionally, as viruses are constantly evolving, purchasers of our software products must regularly update the software they have purchased from us with virus protection files that we make available for download from our website. Should we fail to properly test these virus protection files and distribute a defective file, these files could cause damage to the personal computers of our customers who have downloaded a defective file. For example, a file that we distributed on April 23, 2005 for an approximately 90 minute period caused the computers of those updating with the file to slow and, in some cases, shut down. Cases of our files damaging the computers or our customers could lead to significant damage to our reputation and customers could sue on product liability or related grounds. Furthermore, starting in 2001, we began selling hardware devices which could give rise to a higher incidence of product liability claims than we have up until now experienced. Our license agreements typically contain provisions, such as disclaimers of warranty and limitations of liability, which seek to limit our exposure to certain types of product liability claims. However, in some jurisdictions these provisions may not be enforceable on statutory, public policy or other grounds. We currently do not carry product liability insurance covering claims arising in the US Damage to our reputation or successful product liability or related claims brought against us could materially harm our business.

OUR BUSINESS FACES THE RISK OF INTERRUPTION FROM POWER SHORTAGES, EARTHQUAKES, OUTBREAK OF BIOLOGICAL VIRUSES AND OTHER HAZARDS.

We face a number of potential business interruption risks that are beyond our control. The State of California experienced intermittent power shortages in 2000, sharp increases in the cost of energy and even interruptions of service to some business customers. If power shortages continue to be a problem, our business may be materially adversely affected. Additionally, we may experience natural disasters that could interrupt our business.

Tokyo, where our corporate headquarter is located, is near a major earthquake fault. The impact of a major earthquake on our facilities, infrastructure and overall operations is not known. There is no guarantee that an earthquake would not seriously disturb our entire business operations. We are largely uninsured for losses and business disruptions caused by an earthquake and other natural disasters.

In addition, many of the key countries and regions in which we operate have sustained negative economic impact from events such as the continued fear of future terrorist attacks and the outbreak of severe acute respiratory syndrome, or SARS. Prolonged continuation of these adverse factors may hurt our results of operations and financial condition.

WE MAY HAVE TO CONSTRAIN OUR BUSINESS ACTIVITIES TO AVOID BEING DEEMED AN INVESTMENT COMPANY UNDER THE US INVESTMENT COMPANY ACT OF 1940.

In general, a company which is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, may be deemed to be an investment company under the US Investment Company Act of 1940. We do not believe that we are an investment company as defined under the US Investment Company Act of 1940. However, if we were to be deemed an investment company, we would be prohibited from issuing our securities in the United States and may have to terminate our US listing or other sponsorship promoting a US trading market for our issued securities. In order to avoid these prohibitions, we may be forced to forego otherwise attractive business opportunities, potentially limiting our growth and our profitability.

BECAUSE OF THE INFLUENCE OF OUR PRINCIPAL SHAREHOLDERS, OUR OTHER SHAREHOLDERS MAY BE UNABLE TO INFLUENCE OUR BUSINESS.

Our principal shareholders, including major shareholders who beneficially own more than 5% of the issued shares of our common stock and directors, beneficially owned approximately 34.4% of our outstanding shares as of December 31, 2005. These shareholders, if they act together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. Our principal shareholders may have strategic or other interests that conflict with the interests of our other shareholders. As a result, the concentration in our shareholdings may have the effect of delaying or preventing a change in control of Trend Micro, which could result in the loss of a significant financial gain to our shareholders.

OUR STOCK PRICE IS VOLATILE, AND INVESTORS BUYING THE SHARES OR ADSs MAY NOT BE ABLE TO RESELL THEM AT OR ABOVE THEIR PURCHASE PRICE.

Shares of our common stock are traded on the Tokyo Stock Exchange, which is the principal market for our shares. Recently, the US and Japanese securities markets have experienced significant price and volume fluctuations. The market prices of securities of high-tech companies, and internet companies in particular, have been especially volatile. Since trading in our shares commenced on the Tokyo Stock Exchange on August 17, 2000, our stock price has fluctuated between a low of (Yen) 1,440 and a high of (Yen) 9,005. Since trading in our ADSs commenced on the Nasdaq National Market on July 8, 1999, the price of our ADSs has fluctuated between a low of $12.16 and a high of $159.38. The closing price on the Tokyo Stock Exchange for our stock on June 30, 2006 was (Yen) 3,860, and the closing price on the Nasdaq National Market for our ADSs on June 30, 2006 was $33.90 per ADS. The market price of our shares and ADSs is likely to fluctuate in the future.

3 CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

(Thousands of yen)

	June 30, 2005		June 30, 2006		December 31, 2005
Account	Amount	%	Amount	%	Amount	%
<Assets>
Current assets:
Cash and cash equivalents	55,797,854		71,118,356		59,612,577
Time deposits	906,397		1,038,871		1,435,293
Marketable securities	14,915,254		22,566,765		22,395,365
Notes and accounts receivable, trade
–less allowance for doubtful accounts of
-June 30, 2005 (Yen) 381,428
-June 30, 2006 (Yen) 383,294
and December 31, 2005 (Yen) 282,257
–less sales returns allowance of
-June 30, 2005 (Yen) 695,848
-June 30, 2006 (Yen) 517,796
and December 31, 2005 (Yen) 422,453 in FY2005	13,742,453		15,827,083		19,198,870
Inventories	280,722		496,261		359,897
Deferred income taxes	6,272,727		7,985,215		6,727,229
Prepaid expenses and other current assets	1,457,490		2,603,035		1,925,791

Total current assets	93,372,897	83.7	121,635,586	83.5	111,655,022	84.0

Investments and other assets:
Investment Securities	9,321,151		12,469,433		11,159,428
Investments in and advances to affiliate companies	206,944		297,511		321,569
Software development costs, net	640,578		1,012,239		1,174,691
Other intangibles, net	1,260,470		1,781,019		1,390,434
Goodwill	2,442,109		2,079,121		2,130,179
Deferred income taxes	1,543,222		2,883,907		2,033,488
Other	662,846		751,433		671,800

Total investments and other assets	16,077,320	14.4	21,274,663	14.6	18,881,589	14.2

Property and equipment:
Office furniture and equipment	3,841,551		4,981,586		4,468,891
Other properties	1,349,320		1,830,459		1,539,195

	5,190,871		6,812,045		6,008,086
Less: Accumulated depreciation	(3,094,701)		(4,065,622)		(3,609,473)

Property and equipment, net	2,096,170	1.9	2,746,423	1.9	2,398,613	1.8

Total assets	111,546,387	100.0	145,656,672	100.0	132,935,224	100.0

(Thousands of yen)

Account	June 30, 2005		June 30, 2006		December 31, 2005
	Amount	%	Amount	%	Amount	%
<Liabilities, minority interest and shareholders’ equity>

Current liabilities:
Notes payable, trade	139,895		105,159		118,572
Accounts payable, trade	744,285 7		856,727		794,450
Accounts payable, other	2,970,364		3,476,117		3,208,625
Income taxes withheld	839,157		1,402,864		1,082,302
Accrued expenses	2,886,400		3,340,038		3,138,674
Accrued income and other taxes	4,133,554		8,768,137		5,476,791
Deferred revenue	26,240,519		34,425,100		31,506,315
Other	781,518		530,104		895,088

Total current liabilities	38,735,692	34.7	52,904,246	36.3	46,220,817	34.8

Long-term liabilities:
Deferred revenue, less current portion	3,425,101		5,281,248		3,874,936
Accrued pension and severance costs	767,945		930,540		889,774
Other	64,108		70,095		82,056

Total long-term liabilities	4,257,154	3.8	6,281,883	4.3	4,846,766	3.6

Minority interest	4,613	0.0	5,572	0.0	4,531	0.0

Shareholders’ equity:
Common stock
Authorized
-June 30, 2005 250,000,000 shares
-June 30, 2006 250,000,000 shares
-December 31, 2005 250,000,000 shares (no par value)
Issued
-June 30, 2005 136,051,155 shares	11,803,201
-June 30, 2006 137,179,504 shares			13,294,144
-December 31, 2005 136,603,725 shares					12,484,849
Additional paid-in capital	18,035,675		21,928,873		18,572,063
Retained earnings	45,829,022		56,424,662		55,971,955
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt and equity securities	(2,654)		827,108		657,885
Cumulative foreign currency translation adjustments	230,810		1,431,551		1,459,600

	228,156		2,258,659		2,117,485

Treasury stock, at cost
-June 30, 2005 2,545,688 shares	(7,347,126)
-June 30, 2006 2,536,949 shares			(7,441,367)
-December 31, 2005 2,513,231 shares					(7,283,242)

Total shareholders’ equity	68,548,928	61.5	86,464,971	59.4	81,863,110	61.6

Total liabilities, minority interest and shareholders’ equity	111,546,387	100.0	145,656,672	100.0	132,935,224	100.0

(2) CONSOLIDATED STATEMENTS OF INCOME

(Thousands of yen)

Account	For the six months ended June 30, 2005		For the six months ended June 30, 2006		For the year ended December 31, 2005
	Amount	%	Amount	%	Amount	%
Net sales	34,489,740	100.0	40,673,427	100.0	73,029,901	100.0
Cost of sales:
Amortization of capitalized software and materials	1,191,244		1,796,469		2,598,603
Maintenance	694,846		1,699,983		1,671,320
Customer support	3,190,146		4,009,038		6,857,901

Total cost of sales	5,076,236	14.7	7,505,490	18.5	11,127,824	15.2

Operating expenses:
Selling	10,338,819		13,150,894		20,944,484
Research and development	2,196,929		2,373,496		4,395,207
General and administrative	4,106,616		3,926,186		8,990,611

Total operating expenses	16,642,364	48.3	19,450,576	47.8	34,330,302	47.0

Operating income	12,771,140	37.0	13,717,361	33.7	27,571,775	37.8

Other income (expenses):
Interest income	326,282		707,821		836,910
Interest expense	(2,241)		(7,826)		(3,709)
Gain (loss) on sales of marketable securities	20,534		73,829		370,326
Foreign exchange gain (loss), net	197,132		(127,425)		327,257
Other income (expense), net	2,897		(135,134)		5,741

Total other income (expenses)	544,604	1.6	511,265	1.3	1,536,525	2.1

Net income before income taxes	13,315,744	38.6	14,228,626	35.0	29,108,300	39.9

Income taxes:
Current	4,698,548		8,361,670		11,863,127
Deferred	158,283		(2,119,648)		(1,358,568)

	4,856,831	14.1	6,242,022	15.3	10,504,559	14.4

Income before minority interest and equity in earnings of affiliated companies	8,458,913	24.5	7,986,604	19.7	18,603,741	25.5
Minority interest in income of consolidated subsidiaries	(420)	0.0	(574)	0.0	(338)	0.0
Equity in earnings of affiliated companies	31,663	0.1	10,942	0.0	66,551	0.1

Net income	8,490,156	24.6	7,996,972	19.7	18,669,954	25.6

	Yen		Yen		Yen
Per share data:

Net income
-Basic	63.67		59.54		139.85
-Diluted	62.71		59.26		137.83

(3) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	(Thousands of yen)

Account	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
Net income	8,490,156	7,996,972	18,669,954

Other comprehensive income (loss), before tax:
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during period	(279,612)	465,352	1,375,136
Less reclassification adjustment for (gains) losses included in net income	(186,353)	(168,404)	(704,199)

	(465,965)	296,948	670,937
Foreign currency translation adjustments	837,273	(28,049)	2,066,063

Total	371,308	268,899	2,737,000

Income tax (expense) benefit related to unrealized gains (losses) on available-for-sale securities	178,963	(127,725)	(297,400)

Other comprehensive income, net of tax	550,271	141,174	2,439,600

Comprehensive income	9,040,427	8,138,146	21,109,554

(4) CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	(Thousands of yen)

Account	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
<Common stock>
Balance at beginning of period	11,426,977	12,484,849	11,426,977
Exercise of stock purchase warrants and stock acquisition rights	376,224	809,295	1,057,872

Balance at end of period	11,803,201	13,294,144	12,484,849

<Additional paid-in capital>
Balance at beginning of period	17,359,335	18,572,063	17,359,335
Tax benefit from exercise of non-qualified stock warrants	300,271	125,689	155,323
Tax expense derived from gain on elimination of stock purchase warrants related to stock option plan	—	(59,091)	—
Stock option compensation expense	—	2,481,126	—
Exercise of stock purchase warrants and stock acquisition rights	376,069	809,086	1,057,405

Balance at end of period	18,035,675	21,928,873	18,572,063

<Retained earnings>
Balance at beginning of period	42,165,026	55,971,955	42,165,026
Net income	8,490,156	7,996,972	18,669,954
Stock issue costs, net of tax	(1,829)	(3,178)	(3,519)
Cash dividends	(4,794,028)	(7,509,068)	(4,794,028)
Loss on sales of treasury stock, net of tax	(30,303)	(32,019)	(65,478)

Balance at end of period	45,829,022	56,424,662	55,971,955

<Net unrealized gain (loss) on available-for-sale securities>
Balance at beginning of period	284,348	657,885	284,348
Net change during the period	(287,002)	169,223	373,537

Balance at end of period	(2,654)	827,108	657,885

<Cumulative foreign currency translation adjustments>
Balance at beginning of period	(606,463)	1,459,600	(606,463)
Aggregate foreign currency translation adjustments for the period	837,273	(28,049)	2,066,063

Balance at end of period	230,810	1,431,551	1,459,600

<Treasury stock, at cost>
Balance at beginning of period	(7,454,463)	(7,283,242)	(7,454,463)
Purchases of treasury stock	(42,631)	(305,817)	(142,062)
Sales of treasury stock	149,968	147,692	313,283

Balance at end of period	(7,347,126)	(7,441,367)	(7,283,242)

Total shareholders’ equity	68,548,928	86,464,971	81,863,110

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of yen)

Account	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
Cash flows from operating activities:
Net income	8,490,156	7,996,972	18,669,954
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	942,777	1,551,957	1,878,050
Pension and severance costs, less payments	91,650	45,400	207,109
Deferred income taxes	158,283	(2,119,648)	(1,358,568)
(Gain) loss on sales of marketable securities	(20,534)	(73,829)	(370,326)
Equity in earnings of affiliated companies	(31,663)	(10,942)	(66,551)
(Gain) loss on sale and disposal of fixed assets	—	3,362	11,585
Stock option compensation expense	—	2,478,850	—
Dividends received from affiliate company	—	28,000	—
Minority interest	420	574	338
Changes in assets and liabilities:
Increase (decrease) in deferred revenue	1,424,155	4,174,075	6,209,680
(Increase) decrease in accounts receivable, net of allowances	1,552,014	3,505,934	(3,567,924)
(Increase) decrease in inventories	(53,076)	(137,610)	(124,971)
Increase (decrease) in notes and accounts payable, trade	(510,190)	33,513	(526,321)
Increase (decrease) in accrued income and other taxes	(3,219,572)	3,221,541	(1,826,959)
(Increase) decrease in other current assets	133,075	(75,518)	(34,426)
Increase (decrease) in accounts payable, other	250,129	143,381	381,414
Increase (decrease) in other current liabilities	321,916	98,858	1,336,703
(Increase) decrease in other assets	5,754	(599,325)	(207,984)
Other	113,694	(287,900)	34,809

Net cash provided by operating activities	9,648,988	19,977,645	20,645,612

Cash flows from investing activities:
Payments for purchases of property and equipment, net	(507,160)	(883,241)	(1,153,193)
Software development cost	(475,129)	(598,687)	(1,446,248)
Payments for purchases of other intangibles	(83,946)	(677,992)	(216,107)
Proceeds from sales and maturities of marketable securities	8,545,586	8,974,014	22,079,575
(Payments for) proceeds from marketable securities maturing within three months, net	784,865	426,035	(189,708)
Payments for purchases of marketable securities and investment securities	(8,241,925)	(10,730,312)	(28,043,534)
Payments for acquisition of business	(2,716,702)	—	(2,716,702)
(Payments for) proceeds from time deposits, net	(523,121)	396,422	(1,052,017)

Net cash used in investing activities	(3,217,532)	(3,093,761)	(12,737,934)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock purchase warrants and stock acquisition rights	750,464	1,615,203	2,111,758
Proceeds from sales of treasury stock	119,665	115,672	247,805
Payments for purchase of treasury stock	(42,631)	(305,816)	(142,062)
Tax benefit from exercise of non-qualified stock warrants	300,271	125,689	155,322
Tax expense derived from gain on elimination stock purchase warrants related to stock option plan	—	(59,091)	—
Capital contributions from minority shareholders	4,193	—	4,193
Dividends paid	(4,766,610)	(7,489,966)	(4,782,764)

Net cash used in financing activities	(3,634,648)	(5,998,309)	(2,405,748)

Effect of exchange rate changes on cash and cash equivalents	92,689	620,204	1,202,290

Net increase in cash and cash equivalents	2,889,497	11,505,779	6,704,220
Cash and cash equivalents at beginning of period	52,908,357	59,612,577	52,908,357

Cash and cash equivalents at end of period	55,797,854	71,118,356	59,612,577

Supplementary information of cash flows:
Payments for interest	2,241	7,995	3,709
Payments for income taxes	7,350,227	3,603,882	13,109,985

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION

1. Accounting Principles, Accounting Procedures and Methods for Presenting Interim Consolidated Financial Statements

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including Accounting Principles Board Opinions (“APB”), Statements of Financial Accounting Standards (“SFAS”), Emerging Issues Task Force Consensus (“EITF”) and the American Institute of Certified Public Accountants’ Statements of Position (“SOP”). The Company is listed on the NASDAQ since July 1999, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission. The Company maintains its books and records in conformity with accounting principles and practices generally accepted in Japan (“Japan GAAP”), while its foreign subsidiaries maintain their records in conformity with those generally accepted in the respective countries of their domicile. Certain adjustments and reclassifications, including those relating to their tax effects have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books of account. In addition, certain reclassifications have been made in the 2005 consolidated financial statements to conform to the classifications used in 2006.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant differences between accounting principles, accounting procedures and methods of presentation which are adopted by the Company and its subsidiaries (U.S. GAAP) and those in Japan (Japan GAAP) are as follows:

(1) Pension Accounting

The Company and its subsidiaries account for the retirement benefit plan in accordance with SFAS No. 87 “Employers’ Accounting for Pensions”. The transition obligations, when SFAS No. 87 was first adopted, shall be amortized on a straight-line basis over the average remaining service period. However, in our non-consolidated financial statements, the transition obligations were all charged to income in the first year of application of local pension accounting, in accordance with Japan GAAP.

(2) Classification of losses on disposal of fixed assets

Under Japan GAAP, losses on disposal of fixed assets are disclosed in “unusual profit and loss”. We have disclosed such amount in “Other incomes (expenses)” in our consolidated statement of income.

(3) Common stock issue costs

Common stock issue costs, net of tax, are directly charged to retained earnings in the accompanying consolidated financial statements. Under Japan GAAP, these costs are charged to income as incurred.

(4) Goodwill

The Company accounts for goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” which requires the discontinuance of amortization for goodwill and at least an annual test for impairment.

(5) Stock option

The Company accounts for stock option in accordance with SFAS No. 123 (revised 2004), “Share-Based Payments”.

2. Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiaries. All intercompany transactions and accounts are eliminated upon consolidation.

Investments in affiliated companies (20 to 50 percent-owned companies) in which the ability to exercise significant influence exists are stated at cost plus the equity in undistributed earnings (losses). Consolidated net income includes the Company’s equity in the current net earnings (losses) of such companies, after elimination of unrealized intercompany profit.

Consolidated subsidiaries:

All subsidiaries which are composed of the following 19 companies are consolidated:

[North America]

Trend Micro Inc. (USA)

[Europe]

Trend Micro (EMEA) Limited (Ireland)

Trend Micro France SA

Trend Micro Deutschland Gmbh (Germany)

Trend Micro Italy S.r.l.

Trend Micro (UK) Limited

[Asia Pacific]

Trend Micro Australia Pty.Ltd.

Trend Micro (China) Incorporated

Trend Micro Hong Kong Limited (China)

Trend Micro India Private Limited

Trend Micro Korea Inc.

Trend Micro Malaysia Sdn. Bhd.

Trend Micro (NZ) Limited (New Zealand)

Trend Micro (Singapore) Private Limited

Trend Micro Incorporated (Taiwan)

Trend Micro (Thailand) Limited

[Latin America]

Trend Micro do Brasil Ltda. (Brazil)

Servicentro TMLA, S. A. de C.V. (Mexico)

Trend Micro Latinoamerica S. A. de C.V. (Mexico)

Affiliated companies:

The equity method of accounting is applied to investments in the following affiliated companies.

Soft Trend Capital Corporation (Japan)

Net STAR, Inc. (Japan)

Translation of foreign currencies

All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at year-end rates of exchange and all income and expense accounts are translated at rates of exchange that approximate to those prevailing at the time of transactions. The resulting foreign currency translation adjustments are included in accumulated other comprehensive income (loss).

Foreign currency denominated receivables and payables are translated into Japanese yen at year-end rates of exchange and the resulting translation gains or losses are taken into current income.

Revenue recognition

The Company’s revenue is derived primarily from product sales, which includes software product license and post-contract customer support services. Other revenue is composed of hardware sales, royalty income and supplementary service income. Royalty is comprised of fees from ‘Application service providers’ and ‘Internet service providers’, and supplementary services are comprised of fees from services based on ‘Premium support program’ and ‘Service level agreement’. Product sales include the type of limited sales of our products to other companies for inclusion in their products.

The Company licenses its software products under perpetual licensing. The Company sells its products and services via its direct sales force and through domestic and foreign intermediaries.

The Company applies the provisions of SOP 97-2, “Software Revenue Recognition”, as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”, to all transactions involving the sale of software products and hardware transactions where software is not incidental. For hardware transactions where software is not incidental, the Company does not bifurcate the fee and apply separate accounting guidance to the hardware and software elements.

Revenue from the Company’s software product license and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, unspecified product version updates, telephone and online technical support, and supplementary services revenue are deferred and recognized ratably over the service period. The Company allocates revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Royalty income is recognized as earned unless collection of the related receivables is not assured in which case, it is recognized upon receipt of cash.

For all sales, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our intermediaries are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction-by-transaction basis.

At the time of the transaction, the Company assesses whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company recognizes revenue as the fees become due. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from our customers. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue until the time collection becomes reasonably assured, which is generally upon receipt of cash.

The Company recognizes revenue from sales to intermediaries when products are delivered to the intermediary. The Company primarily sells retail packages through intermediaries. After sale of a retail package, the Company may approve certain returns from intermediaries or end-users; therefore, the Company makes an estimate of sales returns from intermediaries or end-users based on its historical experience. The provision for estimated returns is recorded as a reduction of revenue at the time of sales.

The sales rebates to intermediaries are recognized as a reduction of revenue. Measurement of the sales rebates is based on two types of rebate arrangements. In one arrangement, the amount of the rebate is calculated by multiplying fixed contractual rebate rate by the actual sales amount to intermediaries. In another arrangement, the rebate is paid only if the intermediaries achieve a targeted level of quarterly sales. The rebate rates vary depending on the level of targets and the matrix table of targets and rebate rate is agreed with intermediaries at the beginning of each quarter.

The Company applies the provisions of EITF 01-9 “Accounting for consideration given by a vendor to a customer or a reseller of the vendor’s products” to all transactions where rebates are paid.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities and investment securities

Marketable securities and investment securities consist of debt securities, equity securities and mutual funds. Debt securities, equity securities and mutual funds designated as available-for-sale are carried at fair value with unrealized holding gains or losses included in accumulated other comprehensive income (loss), net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. The Company classifies “available-for-sale” debt securities with maturities longer than one year as investment securities in investments and other assets. Individual securities classified as either available-for-sale or held-to-maturity are reduced to their net realizable value for other than temporary declines in market value. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories

Finished products and raw materials are valued at the lower of weighted average cost or net realizable value. Work in process is stated at accumulated production costs.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current income. Depreciation of property and equipment is computed on the declining-balance method for the parent company and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range mainly from 3 to 6 years for office furniture and equipment, and mainly from 3 to 6 years for other properties.

Intangible assets

Intangible assets, which mainly consist of software development costs and purchased software, are amortized on a straight-line basis over the estimated economic lives of the products, generally over twelve-month period for software development costs and a five-year period for purchased software for internal use and other intangibles.

Goodwill and other intangible assets

Goodwill is the excess of the purchase price of the acquired business over the fair value of its net tangible and identifiable intangible assets. Other intangible assets consist primarily of existing technology purchased by business acquisition.

We account for goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires, among other things, the discontinuance of amortization for goodwill and at least an annual test for impairment. An impairment review may be performed more frequently in the event circumstances indicate that the carrying value may not be recoverable.

SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives. Existing technology is amortized over 4 years.

Impairment of long-lived assets

The Company evaluates long-lived assets and definite-lived intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on the sum of expected future cash flows (undiscounted and without interest charges) from the use and eventual disposition of the asset. If the fair value is less than the carrying amount of the asset, an impairment loss is recognized, based on the fair value of the asset.

Research and development costs and software development costs

All costs relating to research and development, to establish the technological feasibility of software products, are expensed as incurred. Under the Company’s software development process, technological feasibility is established on completing all substantial testing for the original English language version of the software. Local language versions of software, such as Japanese or Chinese, are produced from the English language version, by adding Japanese language or Chinese language related functions. Production costs for such local language versions of software product masters, incurred subsequent to the availability of original English language version software, are capitalized. Production costs of the local language software product masters, which include direct labor and overhead costs, are amortized to cost of sales using the straight-line method over the current estimated economic lives of the products, generally up to twelve months.

Management considers the Company’s capitalized software development costs to be fully recoverable from future product sales. Management estimates are based upon supporting facts and circumstances, and may be significantly impacted based upon subsequent changes in business conditions.

Advertising costs

Advertising costs are expensed as incurred.

Stock-based compensation

The Company previously accounted for its stock-based incentive awards in accordance with the intrinsic value method as per APB No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payments”.

Had compensation cost for the stock purchase warrants and the stock acquisition rights been determined based on the fair value at the grant dates, as prescribed by SFAS No. 123, the Company’s pro forma net income and net income per share for the year ended December 31, 2005 would have been as follows:

(Thousands of Yen, except per share data)

	For the six months ended June 30, 2005		For the year ended December 31, 2005
Net income:
As reported		8,490,156		18,669,954
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(1,653,877)		(3,594,158)

Pro forma net income		6,836,279		15,075,796

Net income per share:
As reported—
Basic	(Yen)	63.67	(Yen)	139.85
Diluted		62.71		137.83
Pro forma net income—
Basic	(Yen)	51.27	(Yen)	112.93
Diluted		50.49		111.30

The fair values of the stock options with warrants and the stock options with stock acquisition rights were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during fiscal year ended December 31, 2005; expected life of 3.06 years, volatility of 47.69-48.77%; dividend yield of 0.91-0.94%; and risk-free interest rates of ranging from 0.16 % to 0.47%. The fair values per share of options granted as above during fiscal 2005 were (Yen) 1,203 to 1,225, respectively. There was no additional issuance of stock acquisition rights as stock options during the six months ended June 30, 2006.

Income taxes

The current provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred assets (including deferred tax assets and liabilities on net unrealized gain or loss on available-for-sale securities) of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Net income per share

Basic net income per share is computed based on the average number of shares of common stock outstanding for the period. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any stock splits or free distributions of common stock.

Free distribution of common stock

On occasion, the Company has made free distributions of common stock to its shareholders which were accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no accounting entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code. However, as a result of the amendments to the Japanese Commercial Code in 2001 in which the concept of par-value of shares was eliminated effective from October 1, 2001, a free distribution of common stock to its shareholders is accounted for with no accounting entry. Under the Japanese Commercial Code, a stock dividend which is paid out of profits can be effected by an appropriation of retained earnings to the common stock account by resolution of the general shareholders’ meeting, followed by a free distribution with respect to the amount as appropriated by resolution of the Board of Directors.

Common stock issue costs

Common stock issue costs, net of tax, are directly charged to retained earnings in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to paid-in capital accounts, which is the prevailing practice in the United States of America.

Comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders’ equity. The Company’s other comprehensive income primarily comprises unrealized gains or losses on available-for-sale securities and foreign currency translation adjustments.

Market and credit risks

The anti-virus software market is characterized by rapid technological changes and evolving industry standards in computer hardware and software technologies. In addition, the markets for the Company’s products are highly competitive and are rapidly changing. The Company could incur substantial operating losses if it is unable to offer products, which address technological and market place changes in the anti-virus software industry.

Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in time deposits, money market funds and marketable securities, and places its investments with high rating financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

3. Reconciliation of the difference between basic and diluted net income per share (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the six months ended June 30, 2005 and 2006 and for the year ended December 31, 2005, is as follows:

	For the six months ended June 30, 2005		For the six months ended June 30, 2006		For the year ended December 31, 2005
	Thousands of Yen
Net income available to common shareholders	(Yen)	8,490,156	(Yen)	7,996,972	(Yen)	18,669,954

	Thousands of Shares
Weighted-average number of common shares		133,341		134,323		133,498
Effect of dilutive securities:
Stock options		2,045		621		1,958
Weighted-average number of common shares for diluted EPS computation		135,386		134,944		135,456

	Yen
Basic EPS:	(Yen)	63.67	(Yen)	59.54	(Yen)	139.85
Diluted EPS:		62.71		59.26		137.83

Shareholders’ equity per share as of June 30, 2005 and 2006 and December 31, 2005, was as follows:

			(Yen)

	June 30, 2005	June 30, 2006	December 31, 2005
Shareholders’ equity per share	513.45	642.18	610.51

4. Cash and cash equivalents

Cash and cash equivalents as of June 30,2005 and 2006 and December 31,2005, were as follows:

	(Thousands of yen)

	June 30, 2005	June 30, 2006	December 31, 2005
Cash	49,444,324	63,821,857	52,665,059
Time deposits with original maturities of three months or less	6,353,530	7,296,499	6,947,518

	55,797,854	71,118,356	59,612,577

5. Time deposits

The U.S. subsidiary had (Yen) 29,005 thousand, (Yen) 90,522 thousand and (Yen) 31,751 thousand of restricted cash set aside in accordance with the terms of building lease agreement as at June 30, 2005 and 2006 and December 31, 2005, respectively. The restricted cash is included in time deposits.

6. Marketable securities and securities investments

Marketable securities include mutual funds and debt and equity securities, for which the aggregate fair value, gross unrealized gains and losses, and cost pertaining to “available-for-sale” securities as of June 30, 2005 and 2006 and December 31, 2005, were as follows:

< Available-for-sale: >	(Thousands of yen)

	June 30, 2005
	Cost	Gains	Losses	Fair value
Mutual funds	8,169,757	49,018	—	8,218,775
Equity securities	—	—	—	—
Debt securities	15,378,111	98,745	113,363	15,363,493

Total	23,547,868	147,763	113,363	23,582,268

< Available-for-sale: >	(Thousands of yen)

	June 30, 2006
	Cost	Gains	Losses	Fair value
Mutual funds	12,867,391	678,040	11,409	13,534,022
Equity securities	—	—	—	—
Debt securities	20,128,157	167,868	98,855	20,197,170

Total	32,995,548	845,908	110,264	33,731,192

< Available-for-sale: >	(Thousands of yen)

	December 31, 2005
	Cost	Gains	Losses	Fair value
Mutual funds	8,825,910	310,291	—	9,136,201
Equity securities	—	—	—	—
Debt securities	22,985,181	263,558	138,138	23,110,601

Total	31,811,091	573,849	138,138	32,246,802

The net unrealized gain on “available-for-sale” securities included in the separate component of shareholders’ equity, net of applicable taxes, decreased by (Yen) 291,206 thousand, increased by (Yen) 170,993 thousand, and decreased by (Yen) 65,902 thousand, for the six months ended June 30, 2005 and 2006 and for the year ended December 31, 2005, respectively.

Proceeds from sales of “available-for-sale” securities for the six months ended June 30, 2005 and 2006 and for the year ended December 31, 2005 were (Yen) 8,545,586 thousand, (Yen) 8,974,014 thousand and (Yen) 22,079,575 thousand, respectively. Realized gains on sales of “available-for-sale” securities for the six months ended June 30, 2005 and 2006 and for the year ended December 31, 2005 were (Yen) 20,534 thousand, (Yen) 73,829 thousand and (Yen) 370,326 thousand, respectively.

7. Research and development and maintenance costs, and software development costs

Research and development costs incurred up to the point where all substantial testing for the original English version product is complete, are charged to income as operating expense. Such research and development costs charged to income were (Yen) 2,196,929 thousand, (Yen) 2,373,496 thousand and (Yen) 4,395,207 thousand for the six months ended June 30, 2005 and 2006 and for the year ended December 31, 2005, respectively.

Maintenance costs are expenses incurred in connection with product version updates to enable the product to cope with newly prevailing computer viruses and bug fixing, and are recorded as cost of sales. The maintenance costs included in cost of sales were (Yen) 694,846 thousand, (Yen) 1,699,983 thousand and (Yen) 1,671,320 thousand for the six months ended June 30,2005 and 2006 and for the year ended December 31, 2005, respectively.

Software development costs relating to the local language related functions (representing software development costs as shown in the consolidated balance sheets after netting the related accumulated amortization), are capitalized and amortized to cost of sales as follows:

	(Thousands of yen)

	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
Software development costs:
Balance at beginning of period	438,464	1,174,691	438,464
Additions, at cost	421,614	598,687	1,446,248
Amortization for the period	(219,500)	(761,139)	(710,021)

Balance at end of period	640,578	1,012,239	1,174,691

8. Debt

Debt comprises of the following:

	(Thousands of yen)

	June 30, 2005	June 30, 2006	December 31, 2005
Unsecured 1.9% bonds, due 2006 with detachable warrants	4,000,000	—	4,000,000

	4,000,000	—	4,000,000
Less–treasury bonds:
Unsecured 1.9% bonds, due 2006 with detachable warrants	(4,000,000)	—	(4,000,000)

	—	—	—

Based on the Company’s incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.

The Japanese Commercial Code restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of exercise price of each outstanding warrant. Therefore, in order to reduce interest costs, the parent company repurchased a part of the bonds through the market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. There was no repurchase transaction for the six months ended June 30, 2005 and 2006 and for the year ended December 31, 2005. (Yen) 4,000,000 thousands of the bonds was redeemed during the period ended June 30,2006.

9. Stock option

Based on the Company’s 2002 incentive plans, the Company issued the following bonds with detachable warrants to the public.

1.	Board meeting approval	March 26,2002 and April 2,2002
2.	Date of bond issuance	April 18, 2002
3.	Maturity date	April 18, 2006
4.	Amount of each bond (Thousands of yen)	4,000,000
5.	Issued to	Public
6.	Date on which the bonds were fully redeemed	—
7.	Exercise price per each warrant	(Yen) 3,450
8.	Warrant exercise period	From April 3, 2003 to April 11, 2006
9.	Number of shares represented by warrants	1,159,420
10.	Outstanding as of December 31, 2005	575,942
11.	Outstanding as of June 30, 2006	—

Upon issuance of each bond, the Company bought all of the warrants and distributed such instruments to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

These transactions were accounted for as issuance of debt to the public, and as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of warrants to the directors and employees was accounted for under APB No. 25.

Warrant activity was as follows:

	Thousands of shares represented by warrants	Weighted-Average Exercise Price
Outstanding at December 31, 2005	576	(Yen)	3,450
Granted	—		—
Exercised	234		3,450
Expired	342		3,450
Cancelled	—		—

Outstanding at June 30, 2006	—		—

Exercisable Stock warrants at June 30, 2006	—		—

<June 30, 2006>	Options Outstanding			Options Exercisable
Exercise Prices	Thousands of shares outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Thousands of shares outstanding	Weighed-Average Exercise Price
(Yen) 3,450 to (Yen) 3,450	—	—	—	—	—

The grants of April 18, 2002 did not result in deferred compensation.

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted, at the meeting of the board of directors on February 4, 2003, the following resolutions regarding stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the 10th stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,999,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on February 12, 2003. The options granted are exercisable from November 1, 2003 through October 31, 2007.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted, at the meeting of the board of directors on May 20, 2003, the following resolutions regarding stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the 11th stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 28, 2003. The options granted are exercisable from May 28, 2004 through May 27, 2008.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted, at the meeting of the board of directors on November 6, 2003, the following resolutions regarding stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the 12th stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on November 14, 2003. The options granted are exercisable from November 14, 2004 through November 13, 2008.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted, at the meeting of the board of directors on April 20, 2004, the following resolutions regarding stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the 13th stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on April 28, 2004. The options granted are exercisable from April 28, 2005 through April 27, 2009.

Based on the resolution of the fifteenth ordinary general shareholders’ meeting of the Company on March 25, 2004, Trend Micro adopted, at the meeting of the board of directors on October 20, 2004, the following resolutions regarding stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the 14th stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,000,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on October 28, 2004. The options granted are exercisable from October 28, 2005 through October 27, 2009.

Based on the resolution of the sixteenth ordinary general shareholders’ meeting of the Company on March 25, 2005, Trend Micro adopted, at the meeting of the board of directors on July 14, 2005, the following resolutions regarding stock acquisition rights in order to introduce the 15th stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 3,457,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on July 22, 2005. The options granted are exercisable from July 22, 2006 through July 21, 2010.

Based on the resolution of the sixteenth ordinary general shareholders’ meeting of the Company on March 25, 2005, Trend Micro adopted, at the meeting of the board of directors on December 6, 2005, the following resolutions regarding stock acquisition rights in order to introduce the 16th stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on December 14, 2005. The options granted are exercisable from December 14, 2006 through December 13, 2010.

Option activities under these plans were as follows:

	Thousands of shares represented by warrants	Weighted-Average Exercise Price
Outstanding at December 31, 2005	12,910	(Yen)	3,836
Granted	—		—
Exercised	392		2,362
Expired	—		—
Cancelled	626		4,037

Outstanding at June 30, 2006	11,892		3,874

Exercisable Stock acquisition rights at June 30, 2006	3,657		3,686

<June 30, 2006>	Options Outstanding				Options Exercisable
Exercise Prices	Thousands of Shares Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price		Thousands of Shares Outstanding	Weighed-Average Exercise Price
(Yen) 1,955 to (Yen) 3,200	2,057	1.96 years	(Yen)	2,265	1,379	(Yen)	2,252
(Yen) 3,200 to (Yen) 5,090	9,835	3.71 years	(Yen)	4,211	2,278	(Yen)	4,554
(Yen) 1,955 to (Yen) 5,090	11,892	3.41 years	(Yen)	3,874	3,657	(Yen)	3,686

The grants of stock acquisition rights to the directors and employees are accounted for under revision of SFAS No. 123, “Share-Based Payments”, since 2006. The exercise price per share for the rights granted of (Yen) 2,230 issued on February 12, 2003, (Yen) 1,955 issued on May 28, 2003, (Yen) 2,695 issued on November 14, 2003, (Yen) 4,310 issued on April 28, 2004, (Yen) 5,090 issued on October 28, 2004, (Yen) 3,840 issued on July 22, 2005 and (Yen) 3,950 issued on December 14, 2005, was determined as an amount equal to or less than the fair market value of the Company’s share at the time of the grants.

Stock option expense was (Yen) 2,478,850 thousand for the six months ended June 30, 2006.

10. Employee benefit plans

Pension and severance plans

The parent company has an unfunded retirement allowance plan (“Plan”) covering substantially all of its employees who meet eligibility requirements under the Plan. Under the Plan, employees whose service with the Company is terminated are, under most circumstances, entitled to lump-sum severance indemnities, determined by reference to current basic rate of pay, length of service and conditions under which the termination occurs.

Additionally, the parent company has been a member of Kanto IT Software welfare pension plan, which is categorized as a multi-employer pension plan. Total pension expense for the multi-employer pension plan were (Yen) 53,529 thousand, (Yen) 65,628 thousand and (Yen) 116,081 thousand for the six months ended June 30, 2005 and 2006 and for the year ended December 31, 2005, respectively.

Effective from March 1, 1998, the Taiwan subsidiary introduced a defined benefit pension plan, which covers substantially all of its employees. Under the plan, only employees who are 55 years or older with services for more than 15 years or who have been employed for more than 25 years at the retirement date are entitled to receive benefits. Benefits awarded under the plan are based primarily on current rate of pay and length of service.

Effective from July 2005, the Taiwan subsidiary had a defined contribution pension plan called Labor Pension Act (LPA). Some employees who had joined a defined benefit pension plan transferred to the new plan. New employees who joined the Taiwan subsidiary after July 2005 can choose the new pension plan only.

Effective from July 1, 1998, the Company’s U.S. subsidiary established a 401(k) retirement plan, which covers substantially all of its employees. Under the plan, employees contribute a certain percentage of their pre-tax salary up to the maximum dollar limitation prescribed by the United States Internal Revenue Code.

Total pension expense for the defined contribution pension plan in Taiwan and U.S. was (Yen) 27,825 thousand, (Yen) 93,424 thousand and (Yen) 129,644 thousand for the six months ended June 30, 2005 and 2006 and for the year ended December 31, 2005, respectively.

Certain other subsidiaries have defined benefit pension plans or retirement plans, which cover substantially all of their employees, under which the cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on current rate of pay and length of service.

Information regarding the Japanese defined benefit pension plan of the Company based on its unfunded plan is shown below:

(Thousands of yen)

	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the years ended December 31, 2005
Components of net periodic benefit cost:
Service cost	64,467	70,429	128,935
Interest cost	3,366	2,737	6,731
Amortization of unrecognized transition obligation	—	—	—
Recognized actuarial loss	—	—	—

Net periodic pension cost	67,833	73,166	135,666

Information regarding the defined benefit pension plans for consolidated foreign subsidiaries is shown below:

(Thousands of yen)

	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the years ended December 31, 2005
Components of net periodic benefit cost:
Service cost	49,494	12,396	56,546
Interest cost	7,345	8,620	16,135
Expected return on plan assets	(2,371)	(2,768)	(4,943)
Amortization of prior service cost	1,272	873	2,953
Recognized actuarial loss	1,464	3,969	3,341
Plan amendments	—	—	20,220

Net periodic pension cost	57,204	23,090	94,252

Employer contributions in foreign subsidiaries

For the six months ended June 30, 2006, foreign subsidiaries made (Yen) 3,072 thousand contributions to their pension plans. The foreign subsidiaries anticipate contributing an additional (Yen) 14,890 thousand to fund the foreign subsidiaries’ pension plans in 2006 for a total of (Yen) 17,962 thousand.

11. Financial instruments

(1) Derivative instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not employ any derivative financial instruments.

(2) Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in “marketable securities and investment securities”, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair values of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade approximate their carrying amounts. At June 30, 2005 and 2006, there was substantially no long-term debt including current portion.

12. Commitments and contingent liabilities

The Company provides services based on ‘service level agreement’ (the “Agreement”) under which the Company guarantees a certain level of services rendered to the customers. The Company is required to pay penalties up to the limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. The Company has established (Yen) 2,376 thousand of reserves for specific liabilities, as of June 30, 2006, in connection with the Agreement that we currently deem to be probable and estimable. Based on yearly experiences of payment, the Company has established no reserve for specific liabilities as of June 30, 2005 and December 31, 2005.

13. Segment information

The Company has been specializing in the ‘security software business’.

The Company discloses segment information as required by SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”.

The information provided to the chief operating decision maker for assessing the Company’s performance includes 5 regional segments and the corporate segment. The five operating segments by region are Japan, North America, Europe, Asia Pacific and Latin America. The other operating segment is Corporate, which is comprised of research and development, marketing, customer support and administrative departments that operate and bring benefits to the Company worldwide.

Below is summarized information of our regional segments’ sales and operating income. These figures comply with the accounting policies disclosed in the notes to consolidated financial statements.

	(Thousands of yen)

Net sales to external customers	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
Japan	14,247,671	16,072,588	29,416,077
North America	6,884,623	8,835,759	15,416,991
Europe	8,828,580	10,021,048	18,379,304
Asia Pacific	3,765,821	4,435,824	7,909,753
Latin America	763,045	1,308,208	1,907,776
Corporate	—	—	—

Consolidated Total	34,489,740	40,673,427	73,029,901

	(Thousands of yen)

Operating income	For the six months ended June 30, 2005	For the six months ended June 30, 2006	For the year ended December 31, 2005
Japan	9,005,153	13,258,245	18,636,462
North America	4,587,286	4,660,912	10,483,801
Europe	4,899,005	4,503,754	10,330,980
Asia Pacific	1,516,628	596,537	2,836,044
Latin America	319,536	808,327	1,092,793
Corporate	(7,556,468)	(10,110,414)	(15,808,305)

Consolidated Total	12,771,140	13,717,361	27,571,775

From the fiscal year ending December 31, 2006, the Company reports sales information by customer size in addition to the sales information by five regional segments for the chief operating decision maker to assess the Company’s performance. The three operating segment by customer size are enterprise, small and mid size business, and consumer.

Below is summarized segment information of sales by customer size. These figures comply with the accounting policies disclosed in the notes to consolidated financial statements.

(Thousands of yen)

Net sales to external customers	For the six months ended June 30, 2006
Enterprise	11,140,592
Small and mid size business	19,543,364
Consumer	9,989,471

Consolidated Total	40,673,427

Significant customer

(Thousands of yen)

Customer	For the six months ended June 30, 2005		For the six months ended June 30, 2006		For the year ended December 31, 2005
	Net sales	Ratio	Net sales	Ratio	Net sales	Ratio
SOFTBANK BB	5,145,269	14.9%	5,878,167	14.5%	10,604,947	14.5%

14. Deferred revenue by region

	( Thousands of yen )

	As of June 30, 2005		As of June 30, 2006		As of December 31, 2005
	Current	Non-current	Current	Non-current	Current	Non-current
Japan	11,163,970	1,450,931	14,237,796	1,441,820	12,429,867	1,542,109
North America	5,815,242	723,391	8,050,075	2,004,911	7,529,743	856,903
Europe	6,352,090	1,109,933	8,210,938	1,402,109	7,779,059	1,289,305
Asia Pacific	2,115,572	140,846	2,630,861	432,408	2,579,002	186,619
Latin America	793,645	—	1,295,430	—	1,188,644	—

Total	26,240,519	3,425,101	34,425,100	5,281,248	31,506,315	3,874,936

15. Subsequent events

Trend Micro adopted, at the meeting of the Board of Directors on June 30, 2006, the following resolutions regarding stock acquisition rights to be issued to the directors, employees and staff seconded to, of the Company and its affiliates in order to introduce the 17th stock option plan.

Date of issuance	July 10, 2006

Number of stock acquisition rights to be issued	The total number of stock acquisition rights is 2,902. (One stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of stock acquisition rights	Common shares for the Company

Issue price of stock acquisition rights	(Yen) 0

Exercise period of stock acquisition rights	The exercise period of stock acquisition rights shall be from July 10, 2007 to July 9, 2011.

Exercise price per share	(Yen) 3,995

Individuals who were be granted the stock acquisition rights:	The directors and employees of and staff seconded to the Company and its affiliates (1,372 people)

16. Status of manufacturing and actual sales

As stated in Note 13. “Segment Information”, from the fiscal year ending December 31, 2006, the Company reports sales information by customer size in addition to the sales information by five regional segments for the chief operating decision maker to assess the Company’s performance. The products of Trend Micro, however, have difficulty in determining to which customer segment they belong at the phase of manufacturing. Therefore the results of manufacturing and actual sales have been disclosed on a product category basis.

(1) Manufacturing results

	(Thousands of Yen)

	Period

Product	For the six months ended June 30,2005	For the six months ended June 30,2006	For the year ended December 31,2005
PC client	84,646	28,592	226,606
LAN server	34,401	15,800	104,232
Internet server	160,786	378,129	359,633
All Suite products	—	—	—
Other products	123,443	478,544	392,499

Total	403,276	901,065	1,082,970

(Note)

1.	Amount is based on manufacturing costs.
2.	Consumption tax is not included in the amounts above.
3.	All Suite products are manufactured as each separate product and sold as All Suite products as a group. Therefore, there is no capitalization of All Suite products for the six months ended June 30, 2005 and 2006 and for the year ended December 31, 2005.

(2) Sales results

	(Thousands of Yen)

	Period

Product	For the six months ended June 30,2005	For the six months ended June 30,2006	For the year ended December 31,2005
PC client	9,503,106	11,141,074	19,714,453
LAN server	1,571,812	1,407,760	3,278,568
Internet server	8,809,325	9,105,326	18,373,789
All Suite products	11,479,519	15,045,681	24,484,969
Other products	1,545,459	1,803,183	3,494,862

Sub-total	32,909,221	38,503,024	69,346,641
Other service	1,580,519	2,170,403	3,683,260

Total	34,489,740	40,673,427	73,029,901

August 10, 2006

Report of First–Half Results (Non-consolidated)

For Fiscal Year Ending December 31, 2006

[ Prepared in accordance with Japan GAAP ]

Company:	Trend Micro Incorporated	Tokyo Stock Exchange 1st Section
Code:	4704	Location : Tokyo
(URL http://www.trendmicro.co.jp/)

Representative:	Title	Representative Director and Chief Executive Officer
	Name	Eva Chen

Contact:	Title	Controller, Finance & Accounting Department and General Manager, Business Support Department
	Name	Yuzuru Nanami	(Phone: 81-3-5334-3600)

Date of the board of directors meeting authorizing the first-half results:			August 10, 2006

The company adopts Unit Stock method. (One unit: 500 shares)

1. Financial Highlights for the first half of FY 2006 (January 1, 2006 through June 30, 2006)

(1) Results of operations

(All figures except for per share information are rounded down to millions of yen)

	Net sales	Growth rate	Operating income	Growth rate	Ordinary income	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
The first half of FY 2006	26,438	17.9	11,917	15.0	12,315	18.6
The first half of FY 2005	22,421	21.8	10,359	15.4	10,383	17.4

FY 2005 (annual)	48,228		21,823		22,423

	Net income	Growth rate	Net income per share
	Millions of yen	%	Yen
The first half of FY 2006	8,740	48.5	65.07
The first half of FY 2005	5,884	5.9	44.13

FY 2005 (annual)	13,122		98.30

(Note)

1. Weighted average number of shares outstanding:	134,323,039 shares (for the first half of FY 2006) 133,341,012 shares (for the first half of FY 2005) 133,498,438 shares (for FY 2005)
2. Change in accounting policies: None
3. The percentage of net sales, operating income, ordinary income and net income are comparison to the first half of previous fiscal year.

(2) Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
As of	Millions of yen	Millions of yen	%	Yen
June 30, 2006	91,238	61,482	67.4	456.64
June 30, 2005	70,949	49,188	69.3	368.44

December 31, 2005	83,692	58,515	69.9	436.39

(Note)

1. Number of shares issued at the end of period:	134,642,555 shares as of June 30, 2006 136,051,155 shares as of June 30, 2005 134,090,494 shares as of December 31, 2005

2. Number of treasury stocks at the end of period:	2,536,949 shares as of June 30,2006 2,545,688 shares as of June 30,2005 2,513,231 shares as of December 31, 2005

2. Dividend information

Cash dividend

	Dividend per share (Yen)
	End of the first half	End of the fiscal year	Total
Fiscal year 2005	0.00	56.00	56.00
Fiscal year 2006 (Actual)	0.00	—
Fiscal year 2006 (Forecast)	—	Undetermined

(Note) Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. The company, therefore, decided to announce the consolidated financial results on a quarterly basis in the fiscal year ending December 31, 2006 as well as consolidated earnings projection of the succeeding quarter.

The consolidated projection for the third quarter of the fiscal year 2006 is mentioned at “2. Projected consolidated earnings” of “Report of Earning Results (Consolidated) For Fiscal Year Ending December 31, 2005”.

1. Non-consolidated Semi-annual Financial Statements

(1) Non-consolidated semi-annual balance sheets

(Thousands of yen)

		Period
Account		At the end of the first half of the previous fiscal year (As of June 30, 2005)		At the end of the first half of the current fiscal year (As of June 30, 2006)		Condensed balance sheet at the end of previous fiscal year (As of December 31, 2005)
		Amount	Percentage	Amount	Percentage	Amount	Percentage
			%		%		%
(Assets)
I Current assets
1. Cash and bank deposits		36,898,408		42,146,031		36,425,321
2. Accounts receivable, trade		7,345,918		10,190,421		11,158,987
3. Marketable securities		1,528,805		2,181,348		5,919,607
4. Inventories		103,224		113,318		124,894
5. Intercompany short-term loan receivables		32,375		33,724		34,552
6. Other receivables		96,531		154,475		182,357
7. Deferred tax assets		5,429,057		7,104,759		5,886,541
8. Others		674,518		924,019		959,023
9. Allowance for bad debt		(39,138)		(40,365)		(56,094)

Total current assets		52,069,701	73.4	62,807,733	68.8	60,635,190	72.4

II Non-current assets
1. Property and equipment	*1	511,424	0.7	475,438	0.5	468,619	0.6
2. Intangibles
(1) Software		444,297		1,283,228		1,032,322
(2) Software in progress		224,335		119,961		432,456
(3) Others		13,001		537,076		627,551

Total intangibles		681,633	1.0	1,940,265	2.2	2,092,330	2.5
3. Investments and other non-current assets
(1) Investments in securities		13,835,849		22,354,546		16,779,345
(2) Investments in subsidiaries and affiliates		2,152,563		2,152,563		2,152,563
(3) Deferred tax assets		1,375,206		1,176,493		1,292,730
(4) Others		385,670		393,183		393,403
(5) Allowance for bad debt		(127)		(115)		(59,231)
(6) Allowance for loss on investments in subsidiaries and affiliates		(62,365)		(62,038)		(62,365)

Total investments and other non-current assets		17,686,798	24.9	26,014,633	28.5	20,496,446	24.5

Total non-current assets		18,879,856	26.6	28,430,337	31.2	23,057,396	27.6

Total assets		70,949,558	100.0	91,238,070	100.0	83,692,587	100.0

(Thousands of yen)

		Period
Account		At the end of the first half of the previous fiscal year (As of June 30, 2005)		At the end of the first half of the current fiscal year (As of June 30, 2006)		Condensed balance sheet at the end of previous fiscal year (As of December 31, 2005)
		Amount	Percentage	Amount	Percentage	Amount	Percentage
			%		%		%
( Liabilities)
I Current liabilities
1. Accounts payable, trade		122,164		96,460		150,183
2. Accounts payable, other		4,366,872		5,925,372		5,757,523
3. Accrued corporate tax and others		2,856,664		6,432,901		3,574,476
4. Allowance for bonuses		—		53,078		—
5. Allowance for sales return		351,857		274,728		144,289
6. Warrants		352,200		—		298,050
7. Deferred revenue		11,163,970		14,237,795		12,429,867
8. Others	*3	524,740		645,418		687,830

Total current liabilities		19,738,469	27.8	27,665,754	30.3	23,042,220	27.5

II Long-term liabilities
1. Deferred revenue		1,450,930		1,441,820		1,542,109
2. Allowance for retirement benefits		566,969		641,157		586,482
3. Allowance for retirement benefits for directors and corporate auditors		5,078		6,585		5,836

Total long-term liabilities		2,022,979	2.9	2,089,562	2.3	2,134,428	2.6

Total liabilities		21,761,449	30.7	29,755,317	32.6	25,176,648	30.1

(Shareholders’ equity)
I Common stock	*4	11,803,201	16.6	—	—	12,484,849	14.9
II Capital surplus
1. Additional paid-in capital		14,351,815	20.2	—	—	15,087,304	18.0
III Accumulated earnings
1. Legal reserve		20,833	0.0	—	—	20,833	0.0
2. Unappropriated retained earnings at the end of the period		30,314,791	42.7	—	—	37,517,773	44.9
IV Valuated difference on other securities		44,593	0.1	—	—	688,420	0.8
V Treasury stock	*2	(7,347,126)	(10.3)	—	—	(7,283,242)	(8.7)

Total shareholders’ equity		49,188,109	69.3	—	—	58,515,938	69.9

Total liabilities and shareholders’ equity		70,949,558	100.0	—	—	83,692,587	100.0

(Thousands of yen)

		Period
		At the end of the first half of the previous fiscal year (As of June 30, 2005)		At the end of the first half of the current fiscal year (As of June 30, 2006)		Condensed balance sheet at the end of previous fiscal year (As of December 31, 2005)
Account		Amount	Percentage	Amount	Percentage	Amount	Percentage
			%		%		%
(Net assets)
I Shareholders’ equity
1. Common stock	*4	—	—	13,294,143	14.6	—	—
2. Capital surplus
(1) Additional paid-in capital		—	—	16,017,739		—	—

Total capital surplus		—		16,017,739	17.6	—
3. Accumulated earnings
(1) Legal reserve		—	—	20,833		—	—
(2) Accumulated profit
Retained earnings carried forward		—	—	38,716,809		—	—

Total retained earnings		—		38,737,642	42.4	—
4. Treasury stock		—	—	(7,441,366)	(8.2)	—	—

Total shareholders’ equity		—		60,608,159	66.4	—
II Revaluation surplus	*2

1. Valuated difference on other securities		—	—	874,593	1.0	—	—

Total net assets		—	—	61,482,753	67.4	—	—

Total liabilities and net assets		—	—	91,238,070	100.0	—	—

(2) Non-consolidated semi-annual income statements

(Thousands of yen)

		Period
		For the first half of the previous fiscal year From January 1, 2005 To June 30, 2005		For the first half of the current fiscal year From January 1, 2006 To June 30, 2006		Condensed income statement for the previous fiscal year From January 1, 2005 To December 31, 2005
Account		Amount	Percentage	Amount	Percentage	Amount	Percentage
			%		%		%
I Net Sales		22,421,912	100.0	26,438,906	100.0	48,228,958	100.0
II Cost of sales	*6	2,777,909	12.4	4,599,604	17.4	6,571,641	13.6

Gross profit		19,644,003	87.6	21,839,301	82.6	41,657,317	86.4
III Selling, general and administrative expenses	*1,6	9,284,780	41.4	9,921,827	37.5	19,833,523	41.1

Operating income		10,359,222	46.2	11,917,474	45.1	21,823,793	45.3
IV Non-operating income	*2	178,978	0.8	457,120	1.7	705,367	1.4
V Non-operating expense	*3	155,033	0.7	59,181	0.2	105,733	0.2

Ordinary income		10,383,167	46.3	12,315,412	46.6	22,423,428	46.5
VI Unusual gains	*4	—	—	2,070,331	7.8	—	—
VII Unusual losses	*5	914,819	4.1	63,166	0.2	1,079,584	2.2

Income before taxes		9,468,347	42.2	14,322,577	54.2	21,343,844	44.3
Corporate, inhabitant and enterprise tax		3,170,116	14.1	6,812,160	25.8	8,624,165	17.9
Income tax - deferred		413,904	1.9	(1,229,706)	(4.6)	(402,804)	(0.8)

Net income		5,884,326	26.2	8,740,123	33.1	13,122,482	27.2
Unappropriated retained earnings carried forward from the previous year		24,460,768		—		24,460,768
Loss on sales of treasury stock		(30,303)		—		(65,477)

Unappropriated retained Earnings at the end of the period		30,314,791		—		37,517,773

(3) Stockholders’ equity statements

From January 1, 2006 to June 30, 2006

(Thousands of yen)

	Shareholder’ equity									Revaluation surplus
	Common stock	Capital surplus	Accumulated earnings			Treasury stock		Total Shareholder’ equity		Valuated difference on other securities
		Additional paid-in capital	Legal reserve	Accumulated profit
				Retained earnings carried forward
Balance at December 31, 2005	12,484,849	15,087,304	20,833		37,517,773	Δ	7,283,242		57,827,518	688,420
Movement for this period
Issuance of new stock	809,294	809,085							1,618,380
Transfer from stock warrant		121,350							121,350
Dividend of surplus				Δ	7,509,067			Δ	7,509,067
Net income					8,740,123				8,740,123
Sales of treasury stock							147,692		147,692
Loss on sales of treasury stock				Δ	32,019			Δ	32,019
Purchase of treasury stock						Δ	305,816	Δ	305,816
Movement for this period excluding shareholders’ equity										186,172

Total movement	809,294	930,435	0		1,199,035	Δ	158,124		2,780,641	186,172

Balance at June 30, 2005	13,294,143	16,017,739	20,833		38,716,809	Δ	7,441,366		60,608,159	874,593

Significant accounting policies and practices for preparing non-consolidated semi-annual financial statements.

1. Accounting for evaluation of assets	(1) Securities
- Investments in affiliates and in subsidiaries
Cost basis by moving average method

- Available-for-sale
Available-for-sale with fair market value:

The securities are stated at the market value method based on the value at the end of the period (Valuated differences are recognized in equity directly, not to reflect to net earnings. Cost of selling is determined by the moving average method.)

- Availalble-for-sale without a market value:
Cost basis by moving average method

(2) Inventories
Finished goods • Raw materials • Supplies
Cost basis by moving average method

2. Depreciation and amortization method for fixed assets	(1) Property and equipment
Declining-balance method
Building (excluding facilities and leasehold improvement) acquired after April 1, 1998 are depreciated by straight- line method.
Useful lives of the main property and equipment are following :
Buildings : 3 – 28 years Equipments : 2 – 10 years

(2) Intangibles
<Software for sale>
Straight -line method over the estimated useful lives (12 months).

<Software for internal use> Straight-line method over the estimated useful lives (5 years).

<Other intangibles> Straight-line method over the estimated useful lives

3. Accounting for deferred assets	Stock issue costs and bond issue costs are charged to expenses when incurred.

4. Accounting policies for allowances	(1) Allowance for bad debt

In order to reserve future losses from default of notes and account receivable, allowance for bad debt is provided.

The amount is determined using the percentage based on actual doubtful account loss against total of debts. As for high-risk receivables, expected unrecoverable amount is considered individualy.

(2) Allowance for loss on investments in subsidiaries and affiliates

In order to reserve future loss from investments in subsidiaries and affiliates, allowance for loss on investments in subsidiaries and affiliates is provided based on consideration of subsidiary’s financial condition and expected recoverability.

(3) Allowance for bonuses

Bonuses for employees are provided at an estimate of the amount.

(4) Allowance for sales return

In order to reserve future losses from sales return subsequent to the fiscal year end, allowance for sales return is provided based on the past experience in the sales return.

(5) Allowance for retirement benefits

In order to reserve future losses arising from retirement of employees, allowance for retirement benefits is provided based on retirement benefit liabilities projected at the end of the period.

Actuarial gains and losses are recognized in the following accounting period.

(6) Allowance for retirement benefits for directors and corporate auditors

Retirement benefits for directors and corporate auditors are provided at an estimate of the amount to be paid in accordance with the internal rules if all eligible directors and corporate auditors resigned their offices at the balance sheet date.

5. Policy for translation of major foreign- currency assets and liabilities into Yen.	Foreign-currency financial assets and liabilities are translated into yen at the spot rate effective at the end of the period. Exchange difference is treated as a profit/loss.

6. Accounting policy for revenue and expense recognition	Revenue recognition method for Post Contract Customer Support Service.
Basically, the product license agreement contracted with the end-user states the article for PCS (customer support and upgrading of products and its pattern files).

The company applies the following revenue recognition method for the portion of PCS. Portion of PCS revenue is recognized based on estimated fair value and is deferred as deferred revenues under current liabilities and long-term liabilities based on the contracted period.

Deferred revenue is finally recognized evenly over the contracted period.

7. Accounting policy for leased assets	Finance leases without transfer of ownership of the leased assets are accounted for in the same manner as applied for operating leases.

8. Other important matters for preparing semi-annual financial statements	(1) Consumption tax
Transactions subject to consumption tax are stated at the amount net of the related consumption tax.

(2) Accounting for stock warrants and stock option that were granted to some officers and employees.

The Company adopts incentive plans where warrants to purchase parent company’s shares are granted to directors and certain employees after parent company issues bonds with detachable warrants and immediately repurchases all of the warrants. Compensation costs are measured at repurchase costs of warrant securities at the point of grant because that is the only compensation scheme which grants warrants to directors and employees. Warrant portion of the bonds is recored as “other current liability (warrant)” upon issuance and then transferred to “additional paid-in capital” upon exercise.

In addition, the Company has adopted and the incentive plans of Stock Option (Stock acquisition rights method) for directors and certain employees of the company based on section 280-20 and 280-21 of the previous Business Law. The company does not recognize compensation expense for these schemes.

Change in account processing

(Accounting standards for impairment of long-lived assets)

Effective from this period, the Company adopted the accounting standards for impairment of long-lived assets, “Statement of Opinion on Establishment of Accounting Standards for Impairment of Long-lived Assets” (issued by Business Accounting Council on August 9, 2002) and “Application Guidance on Accounting Standards for Impairment of Long-lived Assets” (Accounting Standard Application Guidance No.6, which was issued on October 31, 2003). The adoption of these standards had no impact on net income for the six month ended June 30, 2006.

(Accounting standards for presentation of net assets in the balance sheet)

Effective from this period, the Company adopted “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standard No.5, which was issued on December 9, 2005) and “Application Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standard Application Guidance No.8, which was issued on December 9, 2005). The total amount if calculated as existing Stockholders’ equity is 61,482,753 thousands yen.

(Accounting standards for stock holders’ equity statements)

Effective from this period, the Company adopted “Accounting Standard for stock holders’ equity statements “ (Accounting Standard No.6 which was issued on December 9, 2005) and “Application Guidance on Accounting Standard for stock holders’ equity statements “ (Accounting Standard Application Guidance No.9 which was issued on December 27, 2005).

(Accounting standards for stock option)

Effective from this period, the Company adopted “Accounting Standard for stock option “ (Accounting Standard No.8 which was issued on December 27, 2005) and “Application Guidance on Accounting Standard for stock option “ (Accounting Standard Application Guidance No.11 which was issued on December 27, 2005). The adoption of these standards had no impact on net income for the six month ended June 30, 2006.

Change in Presentation

(Balance sheet)

The company changed its balance sheet disclosure of allowance of bonuses from “Others” to “Allowance for bonuses” in “Current liabilities” component. The amounts of allowance of bonuses for the previouse semiannual period and previouse annual period are 41,824 thousand yen and 80,360 thousand yen, respectively, which are presented as “Others” in “Current liabilities” component.

Notes

(Non-consolidated semi-annual balance sheets)

(Thousands of Yen)

	At the end of the first half of the previous fiscal year (As of June 30, 2005)	At the end of the first half of the current fiscal year (As of June 30, 2006)		At the end of the previous fiscal year (As of Dec. 31, 2005)
	*1 Accumulated depreciation of property and equipment	*1 Accumulated depreciation of property and equipment		*1 Accumulated depreciation of property and equipment
	JPY 585,426	JPY 649,529		JPY 601,262

	*2 Number of treasury stocks	*2 Number of treasury stocks		*2 Number of treasury stocks
	2,545,688 shares	2,536,949 shares		2,513,231 shares

	*3 Presentation of consumption tax	*3 Presentation of consumption tax		*3 Presentation of consumption tax

	Transactions subject to consumption tax are stated at the amount net of the related consumption tax.	Transactions subject to consumption tax are stated at the amount net of the related consumption tax.		Transactions subject to consumption tax are stated at the amount net of the related consumption tax.

	*4 Description of increases in the number of shares issued	*4 Description of increases in the number of shares issued		*4 Description of increases in the number of shares issued

	Exercise of stock warrant detached from bonds and stock acquisition rights	Exercise of stock warrant detached from bonds and stock acquisition rights		Exercise of stock warrant detached from bonds and stock acquisition rights

	-Number of shares issued	-Number of shares issued		-Number of shares issued
	295,283 shares	575,779 shares		847,853 shares
	-Issue price per share	-Issue price per share		-Issue price per share
	JPY -	JPY -		JPY -
	-Increase in common stock	-Increase in common stock		-Increase in common stock
	JPY 376,224	JPY 809,294		JPY 1,052,872

	5 Treasury bonds			5 Treasury bonds

In order to grant or transfer warrants to the directors and certain employees of the Company and affiliated companies, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.

______________________________

In order to grant or transfer warrants to the directors and certain employees of the Company and affiliated companies, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Business Law, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. The purpose of the repurchase is to hold the treasury bonds until they can be retired legally and it is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.

	(Thousands of yen) Non-current liability			(Thousands of yen) Current liability
Bonds	4,000,000		Bonds	4,000,000
Treasury bonds	(4,000,000)		Treasury bonds	(4,000,000)

	—			—

(Non-consolidated semi-annual income statement)

(Thousands of yen)

(For the first half of the previous fiscal year		For the first half of the current fiscal year		For the previous fiscal year
(	From January 1, 2005 To June 30, 2005)	(	From January 1, 2006 To June 30, 2006)	(	From January 1, 2005 To December 31, 2005)

*1 Major components of selling, general and administrative expenses are as follows		*1 Major components of selling, general and administrative expenses are as follows		*1 Major components of selling, general and administrative expenses are as follows

Sales promotions and Advertising	2,869,619	Sales promotions and Advertising	2,300,124	Sales promotions and Advertising	5,699,622
Salaries and bonuses	1,172,729	Salaries and bonuses	1,187,001	Salaries and bonuses	2,285,414
Retirement benefit costs	54,909	Retirement benefit costs	90,426	Retirement benefit costs	115,768
Depreciation expense	44,497	Depreciation expense	43,504	Depreciation expense	96,347
Outside service fee	467,452	Outside service fee	712,702	Outside service fee	1,315,869
Research and development costs	1,997,928	Research and development costs	2,016,468	Research and development costs	4,361,290
Intercompany charge	1,319,009	Intercompany charge	1,845,151	Intercompany charge	3,059,994

*2 Major components of non-operating income		*2 Major components of non-operating income		*2 Major components of non-operating income

Interest on securities	58,584	Interest on securities	202,976	Interest on securities	208,206
Interest income	16,060	Interest income	785	Interest income	19,752
Gain from sales of marketable securities	98,958	Dividend income	35,000	Gain from sales of marketable securities	460,822
		Gain from sales of marketable securities	125,405
		Foreign exchange gain	90,150

*3 Major components of non-operating expense		*3 Major components of non-operating expense		*3 Major components of non-operating expense

Loss from sales of marketable securities	78,424	Loss from sales of marketable securities	51,576	Loss from sales of marketable securities	90,496
Foreign exchange loss	71,063	Share issue expense	5,383	Foreign exchange loss	6,935
Expenses of subscription rights	3,084			Expenses of subscription rights	5932

*4 Major component of unusual gains		*4 Major component of unusual gains		*4 Major component of unusual gains

		Reversal of bad debt reserve	74,845
		Legal settlement	1,766,250

*5 Major component of unusual losses		*5 Major component of unusual losses		*5 Major component of unusual losses

Loss on disposal of fixed assets	5,050	Loss on disposal of fixed assets	10,958	Loss on disposal of fixed assets	57,485
Expenses for the Trouble of Customer Support	902,626	Others	52,208	Expenses for the Trouble of Customer Support	990,890

*6 Depreciation and amortization expense		*6 Depreciation and amortization expense		*6 Depreciation and amortization expense

Property and equipment	65,131	Property and equipment	60,046	Property and equipment	140,124
Intangibles	227,573	Intangibles	762,921	Intangibles	594,883

(Stockholders’ equity statements)

From January 1, 2006 to June 30, 2006

1.	Numbers of shares issued at the end of period. 137,179,504 shares

2.	Class of treasury stock and number of shares.

Class of treasury stock	As of Dec 31, 2005	Increase	Decrease	As of Jun 30, 2006
Common stock	2,513,231	74,218	50,500	2,536,949

The increase by 74,218 shares is due to the purchase of shares less than one unit, and the decrease by 50,500 shares is due to the disposition of treasury stock upon the exercise of stock acquisition right.

3. Dividend of surplus

Resolution	Total dividends (millions of yen)	Cash dividends per share (yen)	Record date	Effective date
Shareholders’ meeting on Mar 28, 2006	7,509	56.00	Dec 31,2005	Mar 29,2006

4. Stock acquisition right

Detail	Class of shares subject to stock acquisition right	Number of shares subject to the exercise of stock acquisition right				Amount outstanding (Thousands yen)
		As of Dec 31,2005	Increase	Decrease	As of Jun 30, 2006
Stock option	Common stock	12,910,000	—	1,018,000	11,892,000	—

Lease transactions

The description is omitted because it is disclosed on EDINET.

Marketable securities

-	For the first half of current fiscal year (as of June 30, 2004)

None of investments in subsidiaries and affiliates have fair value

-	For the first half of previous fiscal year (as of June 30, 2005)

None of investments in subsidiaries and affiliates have fair value

-	For the previous fiscal year (as of December 31, 2004)

None of investments in subsidiaries and affiliates have fair value.

Per Share Data

(Yen)

	For the first half of the previous fiscal year	For the first half of the current fiscal year	For the previous fiscal year
	(From January 1, 2005 To June 30, 2005)	(From January 1, 2006 To June 30, 2006)	(From January 1, 2005 To December 31, 2005)
Shareholder’s equity per share	368.44	456.64	436.39
Net income per share - Basic	44.13	65.07	98.30
Net income per share - Diluted	43.46	64.53	96.88

*	Basis of calculation for net income per share and diluted net income per share is as follows.

	For the first half of the previous fiscal year	For the first half of the current fiscal year	For the previous fiscal year
	(From January 1, 2005 To June 30, 2005)	(From January 1, 2006 To June 30, 2006)	(From January 1, 2005 To December 31, 2005)
Net income per share
Net income (Thousand in Yen)	5,884,326	8,740,123	13,122,482
Earnings not allocated to common stock (Thousand in Yen)	—	—	—
Net income for common stock	5,884,326	8,740,123	13,122,482
Numbers of weighted average shares outstanding	133,341,012	134,323,039	133,498,438

Net income per share - Diluted
Increased common stock	2,045,203	1,112,313	1,957,774
Details of shares not included in the computation of Diluted net income per share (Since it did not have dilutive effect)	1,959,500 stocks which were based on stock acquisition rights and approved at shareholder’s meeting on March 25, 2004 and regulated by commercial law 280-20 and 280-21 were issued on October 28, 2004.

2,497,000 stocks which were based on stock acquisition rights and approved at shareholder’s meeting on March 25, 2004 and regulated by previous commercial law 280-20 and 280-21 were issued on April 28, 2004.

1,768,500 stocks which were based on stock acquisition rights and approved at shareholder’s meeting on March 25, 2004 and regulated by previous commercial law 280-20 and 280-21 were issued on October 28, 2004

			1,874,000 stocks which were based on stock acquisition rights and approved at shareholder’s meeting on March 25, 2004 and regulated by commercial law 280-20 and 280-21 were issued on October 28, 2004.

(Significant subsequent events)

Trend Micro adopted at the meeting of the Board of Directors on Jun 30, 2006 the following resolutions regarding Stock acquisition rights to be issued to the directors, employees and staff seconded to, of the Company and its affiliates in order to introduce the stock option plan.

Date of issuance	July 10, 2006

Number of stock acquisition rights to be issued	The total number of Stock acquisition rights is 2,902. (One Stock acquisition right represents the acquisition right of five hundred shares.)

Class of shares subject to the exercise of Stock acquisition rights	Common shares for the Company

Issue price of stock acquisition rights	(Yen) 0

Exercise period of Stock acquisition rights	The exercise period of Stock acquisition rights shall be from July 10, 2007 to July 21, 2011.

Exercise price per share	(Yen) 3,995

Individuals who will be allotted the stock acquisition rights:	The directors, employees and staff seconded to, of the Company and its affiliates (1,372 people)